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                                                                    EXHIBIT 99.2

                                                                           LOGO

LEADING
WITH
BRAINPOWER

1999 Annual Report


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[INSIDE COVER OF ANNUAL REPORT -- Black colored 2 page insert with the following text: "PHOENIX INTERNATIONAL'S"]




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[2 page photograph: A photograph of a Phoenix Laboratory scientist performing a test, containing the text, "WORLDWIDE STAFF OF 2,400"]



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[1 page photograph: Photograph of a Phoenix Laboratory scientist taking measurements, containing the text, "IS ONE OF THE MOST"]



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[1 page photograph: Photograph of Phoenix Laboratory scientists conducting testing,containing the text,"HIGHLY EDUCATED"]





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[2 page photograph: Two photographs of Phoenix Laboratory scientists performing testing, containing the text, "AND EXPERIENCED GROUPS"]



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[2 page photograph: Three photographs within two page layout of Phoenix
Laboratory scientists performing testing, containing the text, "IN THE CRO INDUSTRY."]




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[2 page photograph: A photograph of a Phoenix Laboratory with testing apparatus, containing the text, "215 PHDS AND MDS AND"]



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[2 page photograph: Two photographs of a medical professional measuring a patient's blood pressure and drawing blood from a patient, containing the text, "240 MASTERS LEVEL PROFESSIONALS..."]

[2 page photograph: Six photographs within two page layout of testing apparatus and reports.]





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[One page colored graphic, containing the text, "DRIVEN TO BECOME THE VERY
BEST."]





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                     CONTENTS

18                                    Company Profile
19                                    Financial Highlights
20                                    Chairman's Report
22                                    Operations Review
29                                    Management's Discussion and Analysis
48                                    Consolidated Financial Statements
53                                    Note to Consolidated Financial Statements
86                                    Glossary of Terms
90                                    Directors and Officers
91                                    Investor Information

COMPANY PROFILE

Phoenix International provides drug development services that are innovative in approach, flexible in response and global in application. Based on 1998-99 revenues, we are the world's fifth largest contract research organization (CRO) serving the pharmaceutical, generic drug, and biotechnology industries. Our full range of R&D services include the support of initial drug discovery through preclinical, all human clinical study phases, and the preparation and submission of documents to regulatory agencies.

     Based on facility size, instrument capacity and business volume, Phoenix is the largest provider of bioanalytical and Phase I clinical study services in the world. We provide comprehensive drug discovery support services, and we are a leader in Phase II-IV clinical studies. With established operations in the Unites States, Canada, eight European countries and South Africa, our service capacity is balanced across these service areas. We believe that a balanced, full-service capability differentiates us from much of our competition and represents an attractive feature to clients.

     Phoenix has a reputation for scientific excellence and innovation, grounded in its auspicious record, created by one of the most highly educated and experienced workforces in the CRO industry. Out of a total company staff of 2,400, over 215 have PhDs and MDs and over 240 have Masters level educations. This skilled cadre includes chemists, biochemists, clinical researchers, pharmacokineticists, physicians, pharmacologists, statisticians, computer software specialists and other experts in the drug development process.

     We are currently in the process of extending our reputation for scientific innovation and early recognition of business opportunities by developing a range of novel drug discovery support services. These are methodologies for accelerating drug lead candidate selection and optimization, and the evaluation of drug absorption and formulations. The quality of this research extends to our clinics and bioanalytical laboratories and is widely recognized by our clients in the industry.

     Phoenix International is headquartered with offices and laboratory/clinic facilities in Montreal, Canada. Recently the site has expanded to 330,000 square feet of space, in order to accommodate the significant growth in the company's Phase I and bioanalysis business. The company has drug discovery support, Phase I, and Phase II-IV business units in the United States as well as in Great Britain, France, Spain, Italy, Switzerland, and Germany.

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FINANCIAL HIGHLIGHTS

Summary of Selected Financial Data
In Canadian GAAP, unless otherwise noted

(in millions of Canadian dollars except per share amounts)

                                                                       1999              1998               1997
                                                                      -----             -----              -----
                                                                          $                 $                  $
                                                                      -----             -----              -----
OPERATIONS

For years ended August 31
Gross revenues                                                        324.0             218.3               86.8
Net revenues                                                          261.2             171.2               82.5
Gross profit                                                          100.8              71.3               29.5
Income (loss) before income taxes                                       4.2              15.7                5.2
Amortization                                                           14.9              12.1                7.8
Net income (loss)                                                      (1.4)              9.1                2.4
Net income before restructuring charges                                10.2               9.1                2.4
Net income US GAAP                                                      0.4              11.6                2.0
Net income US GAAP before restructuring charges                        12.0              11.6                2.0
                                                                      -----             -----              -----
FINANCIAL POSITION

As at August 31
Shareholders' equity                                                  153.4             130.0              112.3
Total assets                                                          389.2             271.5              160.9
                                                                      -----             -----              -----
PER SHARE (DOLLARS)

For years ended August 31
Basic earnings per share                                              (0.05) 3           0.37  2            0.12  1
Basic earnings per share before restructuring charges                  0.39  3           0.37  2            0.12  1
Basic earnings per share US GAAP                                       0.02  4           0.46  4            0.08  4
Basic earnings per share US GAAP
     before merger and restructuring charges                           0.48  4           0.47  4            0.17  4
Shareholders' equity                                                   5.86  3           5.31  2            5.64  1

KEY RATIOS

For years ended August 31
Gross revenues / fixed assets                                          3.26              3.86               1.86
Current ratio                                                          0.95              1.10               1.40
Long-term debt / equity                                                0.42              0.33               0.04
                                                                      -----             -----              -----
OTHER STATISTICS

For years ended August 31
EBITDA before restructuring charges                                    35.5              28.5               13.1
EBITDA                                                                 24.0              28.5               13.1
Capital expenditures
      (net of investment tax credits)                                  33.4  5           13.2                6.2
                                                                      -----             -----              -----

[FN]
1    Based on weighted average number of shares outstanding at August 31, 1997 :
     19,911,199

2    Based on weighted average number of shares outstanding at August 31, 1998 :
     24,478,111

3    Based on weighted average number of shares outstanding at August 31, 1999 :
     26,197,115

4    Based on fully diluted number of shares for the respective periods under US
     GAAP

5 Includes $11.4 million in respect of the new laboratory building under construction.

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
CEO REPORT

For Phoenix International, 1998-99 was a year of challenge and continued change. The company consolidated acquisitions from the previous year that virtually doubled its size, extended its Phase I clinical business into Europe, and acquired additional preclinical strength that increased its lead in the burgeoning business of drug discovery support. Thanks to the vision and dynamism of my predecessor Dr. John Hooper, Phoenix is now the fifth largest CRO in the world. It possesses the infrastructure and recognized talent to add significant value to our customers' drug development process.

     However, to accompany this expansion in the breadth and scale of company services and subsequent increase in revenues, there has not been emphasis on bottom line growth or increased return on shareholder equity. That will now change. A major focus of our efforts will be to create value for our equity investors. This will be accomplished by clearly defining our business strategy, by focusing all employees on near term "wins" and by aggressively listening and responding quickly to our customers -- those that we have now, those we want to win in the future, and those that we want back.

     Our people are especially important since we are a service business reliant on technology and applications. My sense is that we remain pioneers in using new technologies and introducing new applications, but that we are not effectively tapping the wells of creativity and energy that earlier propelled Phoenix into the leading ranks of the CRO industry. This will change too. In an industry where initiative and ingenuity are essential elements of success, empowerment is crucial. We will equip our people around the world with a clear idea of where the company is going and what is expected. I'm confident they will respond with the solutions our customers are demanding.

     For our stockholders, I can say that Phoenix anticipates a growth rate higher than the industry's. Bottom line growth and return on equity will factor heavily in determining our business decisions and the future shape of the company. In North America and Europe, we will become the providers of choice for Phase II-IV clinical studies management. We will improve financial returns in our early stage business on both continents. Our Bioanalytical Services powerhouse will be further strengthened in North America and introduced in Europe. Discovery Services is an important element of our future success, and we intend to promote this profitable business as one of the company's more prominent units.

     There are components of our current businesses that need to be changed. We need to free the entrepreneurial spirit in our software support business, Integraware, to sustain the ideas, capital and talent necessary for it to deliver the services expected by our global pharmaceutical customers. The utility of business units which do not fit comfortably into our service profile or consistently lose money will be reassessed with shareholder return on equity in mind. We will introduce efficiencies and more aggressively market the services of those units with low profit margins but high connectivity.

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     For our customers in the pharmaceutical, generic and biotechnology industries, we are determined to justify the confidence they have shown in Phoenix, and we ask them to take a closer look as we embark on our next phase of development. They will see a company that puts a premium on high-value service, and one that is perhaps more focused on their needs for quality, value and speed. We are a service company, plain and simple, from drug discovery all the way through to registration. We are among the best, and we are driven to become the very best. Our job is to develop innovative ways of delivering service that is superior to what our competitors provide, superior even to what our clients imagine.

     In closing, I would like to thank our Board of Directors for their advice and confidence, and our shareholders for their patience as we implement a strategy that will justify the confidence placed in us. Finally, I would like to thank our worldwide staff of 2,400 for their dedication and hard work during the adjustment phase of becoming this large, diverse, international company. Our success is in your hands, and I am commited to your having a voice in achieving that success.


/s/ R. Ian Lennox
---------------------------
Ian Lennox
Chief Executive Officer



[1 page photograph]: A photograph of Ian Lennox.


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
OPERATIONS REVIEW

     Consolidation, Continued Growth, and Achievement

Phoenix International Life Sciences Inc. spent the last year consolidating after virtually doubling its size in 1997-98. Major acquisitions in the largest CRO industry market segment, late stage studies, as well as substantial internal growth in its Phase I, bioanalytical and drug discovery support businesses are a result of the company's vision to expand. The new late stage business units have firmly established us in the huge European market and significantly extended our services in North America. In November 1998, Phoenix acquired two German-based companies: McKnight, which broadened Phoenix's Phase I leadership to include Europe; and Clinserve, which moved us into the clinical laboratory services aspect of the CRO business. In April 1999, we acquired the profitable units of Chrysalis. This versatile company has provided us with a solid footing in preclinical toxicology studies and extended our lead in drug discovery support services. The company's acquisitions over the last two years, combined with internal growth, have made us the fifth largest CRO in the world. Phoenix now has a full-service profile, balanced among drug discovery support, preclinical, analytical, PhaseI and PhaseII-IV services, and an international reach that qualifies us for the lucrative international drug studies market.

     McKnight, a well-known clinical CRO in Germany, introduced Phoenix's Phase I services into Europe and enlarged the company's worldwide capacity in the business to over 550 beds in five clinics. This facility conducts Phase I and Phase IIa studies and has extensive experience in cardiovascular, CNS and endocrinology studies.

     Clinserve provides central clinical laboratory services for Phase II-IV studies to Phoenix and other European clients. It enlarged the company's service range and provided an important element in the full-service profile that pharmaceutical companies seek.

     Chrysalis, an international CRO based in Europe and North America, provided Phoenix with a large, Lyon-based preclinical facility specializing in animal toxicology and pharmacology (including safety pharmacology). Chrysalis also brought cutting-edge science into the company with DNX Transgenic Sciences, based in Princeton, New Jersey. Its key animal modelling specialties for the identification of therapeutic targets implicated in disease, and the means to evaluate therapeutic lead compounds in disease treatment, have placed DNX in a class of its own.

     Phoenix's late stage business performed very well in North America this year, but had mixed results in Europe. The revenues from this sector amounted to 46% of Phoenix's total revenues for 1998-99. The Phase II-IV business in Europe was not as strong as expected this year, and although Phoenix won eight multi-country studies from large pharmaceutical companies, the company did not achieve its revenue targets. Improving this situation has become a company priority.

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     Phoenix enjoyed another year of solid growth in bioanalysis, particularly in LC/MS, a technology we pioneered and which has become the gold standard of the industry. Our efforts to automate our sample preparation procedures have advanced, and the earlier laboratory information management systems (LIMS) in our laboratories are being updated using the more advanced packages developed by our scientific software specialists.

     The Montreal Phase I bioequivalence clinic continued its high performance this year with business volume increases that necessitated another expansion of the clinic. This consistently profitable unit has made Phoenix the dominant generic studies provider in the industry with a continued and building business backlog. In Cincinnati, we have extensively re-engineered our large, 212-bed clinic and built the base for a solid operation centered in Phase I testing of new chemical entities (first-in-man), and Phase IIa studies, where drugs are tested on patients under hospital intensive care conditions.

     Phoenix continued to sharpen its innovative edge and broaden its services in drug discovery support, one of the fastest growing, high-technology sectors of the CRO industry. We have been consistently ahead of the wave in this highly profitable business, doubling our revenues over last year and continuing to offer new services. Examples of these are drug absorption across the gut and the blood brain barrier methods. DNX Transgenic Sciences provides us with another vital link in the chain of technologies being assembled to provide our pharmaceutical clients with a complete profile of drug discovery support services.

     During the year, we moved to protect our information technology systems against potential problems posed by Y2K. We have upgraded the hardware and software throughout the company's business units worldwide.

     To meet the need for space brought on by the expansion of our bioanalytical, Phase I studies and drug discovery support businesses, a new $15 million, 150,000 square foot building is close to completion at the Phoenix Headquarters site in Montreal and will open in October, 1999. This will triple the space for bioanalysis and drug discovery support, and double the Phase I capacity in the vacated building.

     Phoenix International continued to benefit from one of the significant advantages of having a continuum of services -- the"pull-through" of business as clients opt to leave their drug entities with Phoenix through subsequent steps in the development process. These synergies were felt in our bioanalysis labs as the Phase I studies business expanded and in our preclinical and bioanalysis services after successful drug discovery support work. The company considers the combination of its excellence and this full-service connectivity to be one of its most effective marketing strategies for the future.

         PHASE II-IV: THE ENGINE OF GLOBAL GROWTH

1998-99 was the first full year in which Phoenix International operated as a leading provider of Phase II-IV clinical studies management services and the results have been both promising and profitable. With the acquisitions of I.T.E.M. (Europe) in 1997 and IRG (Europe and North America) in 1997-98, Phoenix achieved the required critical mass of staff, clinical management resources, experience and investigator databases to be a leading Phase II-IV provider. We now offer Phase II-IV services in the United States, Canada, the United Kingdom, Germany, France, Spain, Belgium, Italy, South Africa, Poland, the Netherlands, Scandinavia, Israel, and through strategic relationships with CROs in Portugal and Australia.

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
     The company is now capturing large US studies (e.g. one study involved 180 sites, 3,500 patients, and worth $10M) and has been chosen for a global study worth $8.3M. We are moving aggressively to be included on the short list of CROs considered for international studies by the five major pharmaceutical companies.

     Phoenix continued to spread its capacities through Western and Eastern Europe and has been challenged by the complexities of performing multi-language studies across the 14 countries reporting into Europe, establishing common operating procedures, and implementing Oracle Cinical, the global data management platform. All indicators for future growth are positive, with several key executives hired at the Brussels office to accelerate the functional integration in Europe.

         BOLSTERING TRADITIONAL STRENGTHS

Phoenix International believes that it is the world's leading provider of PhaseI studies and bioanalytical services. With the acquisition of the McKnight facilities in Germany, we now have over 550 beds at sites in Canada, the U.S. and Germany, and a total of over 2,300 completed PhaseI studies. Phoenix's bioanalytical laboratories, based predominantly in Montreal and including a smaller laboratory in Zurich, remain the largest in the CRO industry.

         PHASE I SERVICES

The Montreal Phase I bioequivalence facility registered solid increases in revenues again this year after an early downturn. The business volume that followed reflected a rebound so strong we were required to enlarge the clinic by 48 beds. This unit has doubled in size during the last two years to 212 beds, and further expansion is predicted as we continue to increase our market share of the generic studies business. While the number of studies rose only marginally over 1998, studies were on average much larger, leading to substantial revenue increases.

     The company maintained its 8-bed unit to handle first-in-man PhaseI studies, with plans to greatly expand when anticipated changes to Canadian regulations reduce the current 60-day wait period to 24 hours. Phoenix expects that a major portion of this business, which US pharmaceutical firms now send to Europe, will be sent to Phoenix because of the company's proximity and clinical capacity.

     The Cincinnati clinic underwent considerable change over the last year as Phoenix bolstered its ability to deliver quality service by placing new, experienced staff in key positions and refocusing the business more directly on first-in-man Phase I and Phase IIa studies. The clinic now has a five-person senior management team with a combined experience of more than one hundred years in the pharmaceutical research industry. A new Vice-President and COO drawn from the CRO industry and a Quality Assurance Director who spent three decades with the FDA are among the team. Cincinnati's specialized equipment and facilities allow it to handle large, contained PhaseI studies in healthy volunteers, as well as Phase IIa studies involving patients, both of which have significant growth potential. The clinic focuses on high growth areas such as therapeutics for cardiovascular, central nervous system (CNS), endocrine and infectious diseases.

     The acquisition of McKnight this year, with 30 beds in Hamburg and 40 beds in Munich has given Phoenix a clinical Phase I presence in Europe. McKnight conducts bioequivalence studies in Munich and first-in-man Phase I studies, with follow-through to Phase IIa, in Hamburg. Their range of specialties includes cardiovascular, neurophysiological, endocrinological and ophthalmological therapeutics.


[1 page photograph]: A photograph of three Phoenix employees in suits in a discussion.

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
         BIOANALYTICAL SERVICES

Phoenix International's bioanalytical laboratories achieved revenues in 1999 which were similar to last year. While we experienced a slowdown in the second and third quarters, due to a reduction in sales to one client, we have experienced our historical highest revenue in the fourth quarter. During the year, we merged our HPLC, GC/MS, and LC/MS laboratories into a single unit, chromatography, and continued to expand our mass spectrometry capabilities in response to the industry's increasing preference for this methodology. We also unified method development R&D and production to eleminate the problems inherent in method transfer and to expose our clients to the research scientists who develop the sophisticated, sensitive analytical methodologies.

     With more than 37 LC/MS instruments (the industry's largest laboratory facility), our acknowledged expertise in this area, and the development of new key accounts, the company is projecting substantial growth in the LC/MS business segment next year. The expected decline in HPLC business did not take place and we were obliged to increase our instruments from 55 to 58, driven by the preferences of our generic clients and the still-significant price differential between HPLC and LC/MS. Our GC/MS lab (8 GC/MS engines) continued to attract business in its niche steroid assay market for hormone replacement drugs and steroid analogues for osteoporosis treatment.

     Phoenix's immunochemistry lab, which primarily serves the biotechnology industry in developing and validating immunological and receptor-based assays, more than doubled its revenues over last year with the same growth predicted for next year. We expect high business volumes and revenues from this technology as the number of biological pharmaceuticals being developed from genomics research continues to climb. The company's ANAWA laboratory in Zurich, collaborates with the Montreal lab in developing cell-based assays and in the utilization of the PCR (polymerase chain reaction) technique for identifying viruses, bacteria and cells from drug studies, based on a detailed analysis of their DNA and RNA.

     We are extending our world leadership in bioanalysis through greater process automation, particularly in sample preparation in analytical procedures. At the same time, we are adapting our commercial LIMS package, developed for the R&D labs of the pharmaceutical industry, to meet our own high-production needs. We are preparing for a future in the bioanalytical business, and we foresee the volume of samples from generic studies almost doubling. Substantial opportunities will also arise in the potential sample volume from the Phase II-IV business.

          AN ARMORY OF INNOVATIVE APPROACHES: DISCOVERY, ANALYTICAL AND PRECLINICAL

Again this year Phoenix's Discovery, Analytical and Preclinical (DAP) support services showed consistent, high profitability (doubling annual revenues), and further expanded to capture increased market share in this fastest growing segment of the CRO industry. With the expected synergies of DNX Transgenic Sciences and the Chrysalis animal toxicology facility in Lyon, Phoenix is adding services that will allow it to take a drug candidate through the complete range of preclinical steps. The drug can then be handed over to the company's clinical studies operations.

     The hallmark of this service is scientific innovation. The high sensitivity of LC/MS analysis, with in vitro and in vivo metabolism expertise, meets increasing demands by pharmaceutical and biotechnology companies to eliminate unsuitable drug candidates early in the development process, before the more expensive downstream studies.

     The Montreal DAP unit tests drug candidates for pharmacokinetic stability and determines their metabolic profiles by analyzing their behavior in vitro (in liver microsomes and cultured cells) and in vivo (in animals). It measures the absorption of drugs across gut walls and the efficacy of different drug formulations using cells in culture. This procedure has valued applications to central nervous system therapeutics, and has been extrapolated upon using cultured neural cells to measure the transport of drugs across the blood brain barrier. The unit is also developing capabilities for assessing a drug's side effects, toxicity and mutagenicity effects.

     The Princeton DNX Transgenic Sciences unit utilizes its proprietary DNA microinjection technology to produce animal models with specific genetic disease traits. This has allowed Phoenix to move into other areas of increased outsourcing: the assessment of gene function, the identification of human genes implicated in disease, and their value as targets of drug therapy. By adding such processes as high throughout screening, combinatorial chemistry and organic synthesis, Phoenix will close the gap between the DAP and DNX services. Drug lead identification and optimization support services will be provided to clients in weeks rather than taking months using conventional techniques.

         PRECLINICAL SERVICES

Montreal's preclinical animal facility for carrying out ADME (drug absorption, distribution, metabolism and excretion) tests was complemented in 1997-98 with the acquisition of Phoenix International Pharmacology S.A. (formerly ITEM), a French laboratory specializing in animal pharmacology studies, particularly in the areas of CNS, cardiovascular, gastrointestinal, and respiratory systems. In April 1999, the company entered the preclinical studies segment of the business by acquiring Chrysalis with its large comprehensive animal toxicology and pharmacology capabilities in Lyon, France. The new unit (220 staff) provides Phoenix with the capability to do the complete range of preclinical toxicology studies, from preliminary to short-term acute toxicity, to longer term chronic toxicity studies.

     The facility is a forward thinking, high-technology one, oriented to leading edge developments such as novel infusion and inhalation methodologies for drug administration. Phoenix will move to establish the natural connections among Lyon, Montreal ADME, and DNX Transgenic Services in terms of being able to pass studies on in the development process. In this way Phoenix will promote its "one-stop-shopping" strategy to capture complete drug studies, from discovery, to preclinical and human clinical studies, to registration.

         INFORMATION TECHNOLOGY

Phoenix International has invested heavily over the past year, building a global information technology (IT) network to connect its recently acquired business units with those of the parent company. This is done to establish a commonality in communications systems, SOPs and other operating procedures required to compete effectively in the global market.

     We have installed IT systems that make our international company more efficient and competitive, increasing the capacity to communicate with and respond to our clients by electronic means. In doing so, we have sought the proper balance, carefully choosing which systems to leave local, and which to network globally. While we have been motivated mainly by structural concerns and the need to create precise, auditable and secure systems that comply with FDA guidelines, we have focused in the last year on getting all of our business units to work in harmony. Our operations have been kept transparent for clients, assuring them that our IT is well structured, and in compliance with federal regulations, and that we have initiatives underway to monitor and anticipate the company's longer term information needs.

     Perceived problems with Y2K were a major issue for Phoenix in 1998-99. We created dedicated groups in all of our business units to deal with the issue, spending upwards of $1.5 million on upgrades to our software and hardware systems.

     Another significant accomplishment has been the completion of the Phoenix Global Network, a permanent, on-line network that connects the computers at each site to those at all other sites. This complex, sophisticated system now supports an integrated e-mail network and can be used as a platform for other applications, such as specialized systems compiled by one location which can be accessed by others on the system. The e-mail system itself has been upgraded, positioning us for the future by opening doors to work group applications, and increasing possibilities for the units to work together.

     A Client Contact Management system has been implemented in New Jersey and made available to the rest of the company. It allows our marketing people to track client histories, to outline what is in the pipeline with particular companies, and to determine how relationships are evolving with clients. This central repository of client information can now be amalgamated and transmitted across the company, keeping all business units apprised of company-client relations.

     We have acquired and installed a major cornerstone application for the Phase II-IV business unit, a data management system called Oracle-Clinical. This essential capability is now being implemented in both North America and Europe.

     In our Montreal laboratories, we are preparing to implement a new laboratory information management system (LIMS) created by our scientific software specialists, replacing earlier DOS-based systems. The LIMS was created for the R&D labs of pharmaceutical clients and is being adapted to meet Phoenix's high- throughput production needs. At the same time, these specialists have completed the programming for a new version of PhORCE, a software system for managing Phase I clinical data for our Montreal clinic.

     Our Year 2000 program to protect our information systems and ensure that company software conversions are immune to the potential problems of Y2K were completed over the year. Our laboratory equipment and computers are now Year 2000-compliant as part of this capital investment program.

Founding President Dr John W. Hooper has stepped down after 11 years at the helm of Phoenix International. Dr Hooper transformed what began as a Canadian bioequivalence and bioanalysis company with a fledgling staff of 20 in 1989 into a global, full-service enterprise with over 2400 employees. Today the company is ranked among the five largest CROs in the world. This achievement has been largely due to Dr. Hooper's belief in science, his conviction that excellence in the labs and clinics combined with innovative uses of technology would make Phoenix the company of choice in a demanding, competitive market place. He now returns to his scientific roots by tackling the complexities of shaping a lab and clinical software company out of Phoenix's scientific software unit.

[Photograph]: A photograph of Dr. John W. Hooper.

[1 page photograph]: A photograph of Phoenix International headquarters and Phoenix International sign with the corporate logo.

MANAGEMENT'S DISCUSSION AND ANALYSIS
         of Financial Condition and Consolidated Operating Results

         OVERVIEW

The following discussion should be read in conjunction with the audited consolidated financial statements and notes included that follow this discussion, and is based on the consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless otherwise noted.

The management of Phoenix International Life Sciences Inc. ("Phoenix") is pleased to report on its results for the year ended August 31, 1999. Phoenix is one of the largest contract research organizations ("CRO"s) in the world, providing a comprehensive range of research and development services to pharmaceutical and biotechnology industries. Phoenix serves principally an American client base, reflected by the fact that 62% of its revenues were derived from U.S. client-based contracts for the year ended August 31, 1999 (65% in fiscal 1998).

       Phoenix is headquartered in Montreal, Canada, with operations in 14 countries. Phoenix began operations in June 1989 and became a public company listed on the Montreal and Toronto stock exchanges (PHX) in November 1994 and on NASDAQ in May 1999 (PHXI). Consequently, 1999 marked the 10th anniversary of the operations of Phoenix as well as its 5th anniversary as a public company. Phoenix's net revenues have grown at a compounded rate of 54% over the last five fiscal years, reflecting its acquisitions and both an expansion of Phoenix's client base and an increase in the number and size of projects under management. Over that time, assets have grown more than 11 times from $34.6 million at August 31, 1994 to $389.2 million at August 31, 1999.

       On April 30, 1999, Phoenix acquired 100% of the outstanding common stock of Chrysalis International Corporation ("Chrysalis") in exchange for 998,968 common shares issued from treasury. The transaction is accounted for under the purchase method, and consequently, the accompanying consolidated financial statements include the results of the Chrysalis operations as of the acquisition date.

       On February 7, 1998, Phoenix acquired 100% of the outstanding common stock of IBRD-Rostrum Global Ltd ("IRG") in exchange for approximately US $29 million, primarily financed from the proceeds of term debt. The transaction is accounted for under the purchase method, and consequently, the accompanying consolidated financial statements include the results of the IRG operations as of the acquisition date.

       On August 7, 1997, Phoenix acquired 100% of the outstanding common stock and convertible debentures of ITEM Holding S.A. in exchange for 4,690,142 common shares issued from treasury. Under Canadian GAAP, the transaction is accounted for under the purchase method, and consequently, the accompanying consolidated financial statements do not include the results of the ITEM operations for any periods prior to August 7, 1997. Under US GAAP, this transaction is accounted for on a pooling of interests basis.

       Fiscal 1999 has represented a year of continued strong top line growth primarily attributable to acquisitions and continuing to keep pace with the industry growth. Phoenix's net income before restructuring charges and asset write-downs grew 1% to $10.2 million from $10.0 million in fiscal 1998. After restructuring charges and asset write-downs Phoenix incurred a net loss of $1.4 million in fiscal 1999 compared to a net income of $9.1 million in fiscal 1998.

       Phoenix recorded restructuring charges and asset write-downs totaling $11.5 million in fiscal 1999 relating primarily to the relocation of a European operation, severance and closure costs of certain Canadian operations, and the impairment of certain capital and other long-term assets.

The following table presents net revenues, income (loss) before income taxes and total assets by geographic region:

Years ended August 31                                            1999                1998                 1997
                                                               ------              ------               ------
         (In millions of Canadian dollars)                          $                   $                    $
                                                               ------              ------               ------
NET REVENUES FROM
Canadian operations                                             105.5                86.6                 68.1
European operations                                              82.0                38.7                  1.5
United States operations                                         73.7                45.9                 12.9
                                                               ------              ------               ------
                                                                261.2               171.2                 82.5
                                                               ======              ======               ======
INCOME (LOSS) BEFORE INCOME TAXES
Canadian operations                                               9.0                14.2                  9.5
European operations                                              (5.8)                2.0                   --
United States operations                                          1.0                (0.5)                (4.3)
                                                               ------              ------               ------
                                                                  4.2                15.7                  5.2
                                                               ======              ======               ======




Years ended August 31                                            1999                1998                 1997
                                                               ------              ------               ------
         (In millions of Canadian dollars)                          $                   $                    $
                                                               ------              ------               ------
ASSETS FROM
Canadian operations                                              98.3                82.8                 72.5
European operations                                             181.6               107.8                 73.5
United States operations                                        109.3                80.9                 14.9
                                                               ------              ------               ------
                                                                389.2               271.5                160.9
                                                               ======              ======               ======

         SEGMENT INFORMATION

Phoenix has two reportable segments: Early Stage Development and Late Stage Development. Early Stage Development services include Drug Discovery, Preclinical, Phase I and Bioanalysis operations, which relate to the evaluation of new compounds for safety and effectiveness. Based on available data, clients generally decide at this stage whether to continue further development of a compound. Late Stage development services, which consist of Clinical Phase II-IV and related support service operations, are geared towards demonstrating the clinical effectiveness of a compound in treating specific diseases or conditions and obtaining the regulatory approvals. The following presents in millions of Canadian dollars the results of the segments over the last three fiscal years under Canadian GAAP:


Years ended August 31                                            1999                1998                 1997
                                                               ------              ------               ------
                                                                    $                   $                    $
                                                               ------              ------               ------
NET REVENUES
Early Stage Development                                         156.9               106.1                 76.4
Late Stage Development                                          104.3                65.1                  6.1
                                                               ------              ------               ------
Total                                                           261.2               171.2                 82.5
                                                               ======              ======               ======


Years ended August 31                                            1999                1998                 1997
                                                               ------              ------               ------
                                                                    $                   $                    $
                                                               ------              ------               ------
EARNINGS BEFORE INTEREST AND TAXES
 (EXCLUDING ONE-TIME COSTS)
Early Stage Development                                           9.3                 8.0                  4.8
Late Stage Development                                            6.3                 5.5                 (1.7)
                                                               ------              ------               ------
Total                                                            15.6                13.5                  3.1
                                                               ======              ======               ======

On a US GAAP basis, Phoenix realized a net income of $12.7 million in fiscal 1999 or a 7% increase over the $12.0 million in fiscal 1998 before merger costs, restructuring charges and asset writedowns. After merger costs, restructuring charges and asset write-downs, Phoenix incurred a net income of $0.4 million in fiscal 1999 compared to a net income of $11.6 million in fiscal 1998.
       Since fiscal 1998, Phoenix has reported its results in accordance with United States GAAP in addition to Canadian GAAP, although still keeping the Canadian dollar as its reporting currency, in order to present the financial results consistently with Phoenix's industry counterparts.

The following table presents the operating results on a US GAAP basis and the significant differences from Canadian GAAP, which are described in more detail in note 15 of the consolidated financial statements.

Years ended August 31                                            1999                1998                 1997
                                                               ------              ------               ------
                                                                    $                   $                    $
                                                               ------              ------               ------
  (In millions of Canadian dollars except per  share amounts)

REVENUES                                                        326.1               228.2                125.6
Reimbursed costs                                                 62.8                47.1                  9.6
NET REVENUES                                                    263.3               181.1                116.0
Direct costs -- net of refundable tax credits                   161.5               106.5                 71.5
                                                                101.8                74.6                 44.5
EXPENSES -- NET OF REFUNDABLE TAX CREDITS
Selling, general and administrative                              78.7                54.3                 35.3
Internal research and development                                 3.2                 3.7                  3.3
Interest on long-term debt and capital lease
  obligations                                                     4.9                 3.4                  0.8
Amortization of goodwill                                          1.9                 0.9                  0.4
Non-refundable tax credits                                       (3.3)               (5.0)                (2.4)
Write-off of capital and other long-term assets                   3.8                  --                   --
Restructuring and severance cost                                  7.7                  --                   --
                                                               ------              ------               ------
                                                                  4.9                17.3                  7.1
Interest and other income                                         1.5                 1.4                  1.2
Merger costs                                                     (0.8)               (0.4)                (2.4)
                                                               ------              ------               ------
Income before income taxes                                        5.6                18.3                  5.9
Income taxes                                                      5.2                 6.7                  3.9
                                                               ------              ------               ------
NET INCOME FOR THE PERIOD                                         0.4                11.6                  2.0
                                                               ======              ======               ======
BASIC EARNINGS PER SHARE                                         0.02                0.46                 0.08
DILUTED EARNINGS PER SHARE                                       0.02                0.46                 0.08
                                                               ======              ======               ======

The following table summarizes the material adjustments to the above statements of income to the Company's reported net income (loss) under Canadian GAAP that would be made in order to conform with U.S. GAAP:

Years ended August 31                                            1999                1998                 1997
                                                                -----               -----                -----
         (In millions of Canadian dollars)                          $                   $                    $
                                                                -----               -----                -----
Net income (loss) in accordance with Canadian GAAP               (1.4)                9.1                  2.4
                                                                -----               -----                -----
ADJUSTMENTS
Net income of pooled entity                                       0.3                 0.2                  1.3
Merger costs                                                     (0.8)               (0.4)                (2.4)
Amortization of goodwill                                          1.9                 1.3                  0.2
Tax loss carryforwards                                            0.4                  --                   --
Amortization of deferred start-up costs                            --                 0.5                  0.5
Write-off of other long-term assets                                --                 0.9                   --
                                                                -----               -----                -----
NET INCOME IN ACCORDANCE WITH U.S. GAAP                           0.4                11.6                  2.0
                                                                =====               =====                =====




         SEGMENT INFORMATION US GAAP

The following presents the net revenues and earnings (loss) before interest and income taxes by major segment in millions of Canadian dollars under US GAAP:

Years ended August 31                                            1999                1998                 1997
                                                                -----               -----                -----
NET REVENUES
Early Stage Development                                         159.0               116.0                 89.6
Late Stage Development                                          104.3                65.1                 26.4
                                                                -----               -----                -----
Total                                                           263.3               181.1                116.0
                                                                =====               =====                =====


                                                                 1999                1998                 1997
                                                                -----               -----                -----
EARNINGS BEFORE INTEREST AND TAXES
  (EXCLUDING ONE-TIME AND MERGER COSTS)
Early Stage Development                                          11.7                10.2                  5.2
Late Stage Development                                            6.3                 5.5                  0.3
                                                                -----               -----                -----
Total                                                            18.0                15.7                  5.5
                                                                =====               =====                =====

FISCAL 1999 RESULTS OF OPERATIONS
         compared to Fiscal 1998

         REVENUES

Revenues for contracts are recognized on the percentage of completion basis, as work is performed. Phoenix's research contracts generally call for an amount to be paid at or near signature of the contract and the balance in installments thereafter as milestones are achieved. Consistent with industry counterparts, Phoenix routinely subcontracts with third party investigators in connection with clinical trials. These and other reimbursable costs are paid by Phoenix and reimbursed by clients and, in accordance with industry practice, are included in gross revenue. Accordingly, Phoenix views net revenue, which consists of gross revenue less reimbursed costs, as its primary measure of revenue growth.

       In fiscal 1999, Phoenix earned approximately 60% of its consolidated net revenues from Early Stage Development and 40% from Late Stage Development, as compared to 62% and 38% respectively in fiscal 1998.

       During fiscal 1999, Phoenix earned approximately 28% of its consolidated net revenues in the United States, 41% in Canada and 31% in Europe, as compared with approximately 27%, 50% and 23% respectively in fiscal 1998.

       Phoenix's consolidated backlog consists of anticipated revenues from clients in connection with net revenues which have been contracted for or orally committed to but that have not been completed or in some cases started. At August 31, 1999, Phoenix's net revenue backlog was approximately $205.5 million of which approximately 75% represents anticipated contract revenues to be realized within 12 months. Although backlog represents only business which is considered to be firm, there is no assurance that cancelations or decreases in the size of the involved contracts will not occur.

       Net revenues for fiscal 1999 were $261.2 million, representing a 53% increase over net revenues of $171.2 million for fiscal 1998. This significant increase resulted primarily from Phoenix's acquisitions of IRG, Anawa, Clinserve, McKnight and Chrysalis, as well as revenue growth in several organic business areas.

         DIRECT COSTS

Direct costs increased 61% to $160.4 million in fiscal 1999 from $99.9 million in fiscal 1998, and increased as a percentage of net revenues to 63% from 58% in fiscal 1998. The decrease in the gross profit margin is primarily attributable to the decrease in revenue from a major Bioanalytical client impacting the second and third quarters of fiscal 1999 as well as lower than expected revenues from European Phase II-IV services during fiscal 1999.

       Direct labour, including fringe benefits, is the largest single component of direct costs, reflecting approximately 61% of the total amount. Other significant direct costs include laboratory and chemical supplies, amortization of certain capital and other long term assets, equipment maintenance, study subject fees, physician fees and laboratory testing.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased 50% to $78.2 million in fiscal 1999 from $51.9 million in fiscal 1998. The selling, general and administrative expenses as a percentage of net revenue remained stable at 30% in fiscal 1999 and 1998. The overall increase is primarily attributable to the increase in personnel costs and other general and administrative costs given Phoenix's increased growth and geographic expansion.

         INTERNAL RESEARCH AND DEVELOPMENT

Internal research and development costs decreased 14% to $3.2 million in fiscal 1999 from $3.7 million in fiscal 1998, as a result of the company's ability to capture more revenue in this sector while still expanding its commitment to process and product research and development.

Ongoing research and development projects include:
     - Phase 1 clinical research including the identification of genotypes and phenotypes;
     - Innovative techniques in synthetic organic chemistry:
     - New biostatistical approaches to bioequivalence studies and bioanalysis acceptance criteria;
     - Novel drug metabolic profiling techniques:
     - Drug bioanalysis such as separation techniques for drugs in biological fluids and electrochemiluminescence; and
     - Scientific software development.

Phoenix views these internal research and development expenditures as critical to the company's ongoing competitive success and expects to continue to make significant expenditures in this area in the future.

         INTEREST ON LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS AND
         AMORTIZATION

Interest on long-term debt and capital lease obligations increased by 45% to $4.8 million in fiscal 1999 from $3.3 million in the comparable period of fiscal 1998, primarily as a result of the assumption of US$19.5 million term debt, in connection with the Chrysalis acquisition referred to in more detail below.

       In the aggregate, amortization of capital assets increased 15% to $10.8 million from $9.4 million in fiscal 1998. This increase was the result of additional purchases of capital assets, totaling $33.4 million as compared to $13.2 million in fiscal 1998. Additionally, the amortization of goodwill on acquisitions increased 73% to $3.8 million in fiscal 1999 compared to $2.2 million in fiscal 1998 as a result of the IRG, Anawa, Clinserve, McKnight and Chrysalis acquisitions.

       On a US GAAP basis, the amortization of goodwill on acquisitions amounted to $1.9 million in fiscal 1999 as compared to $0.9 million in fiscal 1998 due to the IRG and Chrysalis acquisitions; the ITEM, Anawa, Clinserve and McKnight business combinations are accounted for under the pooling of interests method under US GAAP.

         LIQUIDITY AND CAPITAL RESOURCES

         OPERATING ACTIVITIES

Phoenix continues to generate strong cash flow from operations. The Company generated operating cash flows after working capital changes of $34.4 million in fiscal 1999, compared to $14.9 million in fiscal 1998.

         INVESTING ACTIVITIES

On April 30, 1999, Phoenix acquired 100% of the outstanding common stock of Chrysalis International Corporation ("Chrysalis") in exchange for 998,968 common shares issued from treasury. The transaction is accounted for under the purchase method, and consequently the accompanying consolidated financial statements include the results of the Chrysalis operations as of the acquisition date.

       On November 6, 1998, Phoenix acquired 100% of the outstanding common stock of McKnight GmBH ("McKnight") in exchange for approximately 873,325 common shares issued from treasury. Under Canadian GAAP, the transaction is accounted for under the purchase method, and consequently the accompanying consolidated financial statements do not include the results of the McKnight operations for any periods prior to November 6, 1998. Under US GAAP, this transaction is accounted for on a pooling of interests basis.

       On November 5, 1998, Phoenix acquired 100% of the outstanding common stock of Clinserve AG ("Clinserve") in exchange for 316,805 common shares issued from treasury. Under Canadian GAAP, the transaction is accounted for under the purchase method, and consequently the accompanying consolidated financial statements do not include the results of the Clinserve operations for any periods prior to November 5, 1998. Under US GAAP, this transaction is accounted for on a pooling of interests basis.

       Capital asset additions for fiscal 1999 amounted to $33.4 million as compared to $13.2 million in fiscal 1998, primarily relating to the construction of a new building in Montreal for $11.4 million as at August 31, 1999, clinical and analytical research equipment and information technology.

         FINANCING ACTIVITIES

At August 31, 1999 the Company's principal indebtedness consists of bank indebtedness in the amount of $1.4 million, bank term loans of $70.7 million maturing in 2001, capital lease obligations of $2.8 million, a low interest loan from the state of Ohio in the amount of $1.2 million, mortgages payable of $3.1 million maturing May 2008 and other debt in the amount of $2.2 million.

       The Company also has revolving lines of credit to meet its liquidity needs totaling approximately $15.0 million. As at August 31,1999, the company had drawn $0.5 million of these facilities.

       Based on its current operating plan, Phoenix's management believes that its available cash and cash equivalents, together with cash flow from operations and credit available under its operating lines of credit will be sufficient to meet its foreseeable operating cash flow needs.

         FISCAL 1998 RESULTS OF OPERATIONS COMPARED TO FISCAL 1997

         REVENUES

In fiscal 1998, Phoenix earned approximately 62% of its consolidated net revenues from Early Stage Development and 38% from Late Stage Development, as compared to 89% and 11% respectively in fiscal 1997.

       During fiscal 1998, Phoenix earned approximately 27% of its consolidated net revenues in the United States, 50% in Canada and 23% in Europe, as compared with approximately 16%, 82% and 2% respectively in fiscal 1997. At August 31, 1998, Phoenix's net revenue backlog was approximately $167.2 million. Net revenues for fiscal 1998 were $171.2 million, representing an increase of 108% over net revenues of $82.5 million for fiscal 1997. This significant increase resulted primarily from Phoenix's recent acquisitions of ITEM and IRG as well as revenue growth in several organic business areas.

         DIRECT COSTS

Direct costs increased 89% to $100 million from $53 million in fiscal 1997, and decreased as a percentage of net revenues to 58% from 64% in fiscal 1997. The increase in the gross profit margin is partially attributable to the ITEM and IRG acquisitions, as well as the continued net revenue growth in the organic Phase I and Bioanalytical sectors during the year. The decrease in direct costs relative to net revenue was principally due to Phoenix's recent acquisitions and its ability to perform contracts more efficiently, realizing economies of scale through the allocation of fixed costs over a larger net revenue base.

       Direct labour, including fringe benefits, is the largest single component of direct costs, reflecting approximately 50% of the total amount. Other significant direct costs include laboratory and chemical supplies, amortization of certain capital and other long term assets, equipment maintenance, study subject fees, physician fees and laboratory testing.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased 127% to $51.9 million from $22.9 million in fiscal 1997. The selling, general and administrative expenses as a percentage of net revenue, increased from 28% in fiscal 1997 to 30% in fiscal 1998 primarily attributable to the ITEM and IRG acquisitions. The overall increase is primarily attributable to the increase in personnel costs and other general and administrative costs given Phoenix's increased growth and geographic expansion.

         INTERNAL RESEARCH AND DEVELOPMENT

Internal research and development costs increased 12% to $3.7 million from $3.3 million in fiscal 1997, as a result of the company's growth, expansion and commitment to process and product research and development.

         INTEREST ON LONG TERM DEBT AND CAPITAL LEASE OBLIGATIONS AND
         AMORTIZATION

Interest on long-term debt and capital lease obligations increased significantly by 404% to $3.3 million from $659,000 in the comparable period of fiscal 1997, primarily as a result of the assumption of US $28 million term debt, in connection with the IRG acquisition referred to in more detail below.

       In the aggregate, amortization of capital assets increased 35% to $9.4 million from $6.9 million in fiscal 1997. This increase was the result of additional purchases of capital assets, totaling $13.2 million as compared to $6.2 million in fiscal 1997. Additionally, the amortization of goodwill on acquisitions increased to $2.2 million in fiscal 1998 compared to $204,000 in fiscal 1997 as a result of the ITEM, IRG and ANAWA acquisitions.

       On a US GAAP basis, the amortization of goodwill on acquisitions, amounted to $812,000 of amortization in fiscal 1998 as the ITEM and ANAWA business combinations are accounted for under the pooling of interests method under US GAAP.

         LIQUIDITY AND CAPITAL RESOURCES

         OPERATING ACTIVITIES

Phoenix continues to generate strong cash flow from operations. The Company generated operating cash flows after working capital changes of $14.9 million in fiscal 1998, compared to $7.7 million in fiscal 1997.

         INVESTING ACTIVITIES

On April 30, 1998, Phoenix acquired 100% of the outstanding common stock and convertible debentures of Anawa Holding AG ("Anawa") in exchange for 525,651 common shares issued from treasury, valued at approximately $7.2 million and acquisition costs of approximately $368,000. Under Canadian GAAP, the transaction is accounted for under the purchase method, and the related goodwill amortized over a 30 year period. Under US GAAP, this transaction is accounted for on a pooling of interests basis.

       On February 7, 1998, Phoenix acquired 100% of the outstanding common stock of IBRD-Rostrum Global Ltd. ("IRG") in exchange for cash of US $29 million, primarily financed through the assumption of term debt, and acquisition costs of approximately $2 million. The purchase agreement also provides for a contingent payment of nine times the "EBITDA" of the acquired operations for the 12 month period ending December 31, 1998 in excess of US$3 million. Under both Canadian and US GAAP, the acquisition is accounted for under the purchase method, and the related goodwill amortized over a 40 year period.

       On August 7, 1997, Phoenix acquired 100% of the outstanding common stock and convertible debentures of ITEM Holding SA in exchange for 4,690,142 common shares issued from treasury, valued at approximately $48.5 million and acquisition costs of approximately $2.3 million. Under Canadian

GAAP, the transaction is accounted for under the purchase method, and the related goodwill amortized over a 40 year period. Under US GAAP, this transaction is accounted for on a pooling of interests basis.

       Capital asset additions for fiscal 1998 amounted to $13.2 million as compared to $6.2 million in fiscal 1997, primarily relating to information technology products and research equipment.

         FINANCING ACTIVITIES

At August 31, 1998 the Company's principal indebtedness consists of bank indebtedness in the amount of $831,000, bank term loans of $43.8 million maturing in February 2000, capital lease obligations of $364,000, a low interest loan from the state of Ohio in the amount of $1.7 million, a note payable of $1 million maturing in July 2000, mortgage payable of $1.3 million maturing May 2008, low interest bearing government loans of $861,000 and other debt in the amount of $514,000.

         FISCAL 1997 RESULTS OF OPERATIONS COMPARED
         TO FISCAL 1996

         REVENUES

Net revenues for the year ended August 31, 1997 were $82.5 million, representing an increase of 31% over net revenues of $63.1 million for fiscal 1996. This increase resulted from improvements in several business areas, particularly the clinical area, where the increase in operating volume of the Cincinnati facility contributed 28% of the fiscal 1997 net revenue increase. Revenues in the bioanalytical area accounted for 56% of net revenue in 1997, and 57% in fiscal 1996, with its principal division LC/MS experiencing a 56% increase in net revenues as compared to fiscal 1996.

         DIRECT COSTS

Direct costs increased 21% to $53.0 million from $43.9 million for the comparable period in 1996, and decreased as a percentage of net revenues to 64% from 70% in fiscal 1996. The increase in the gross profit margin is partially attributable to the improvements in the results of the Cincinnati operations, as well as the significant net revenue growth in the LC/MS sector during the year. The decrease in direct costs relative to net revenue was principally due to Phoenix's ability to perform its contracts more efficiently and the economies of scale realized through the allocation of fixed costs over a larger net revenue base.

       Direct labour, including fringe benefits, is the largest single component of direct costs, reflecting 48% of the total amount. These labour costs totaled $25.2 million in 1997 compared to $22.0 million in fiscal 1996. Other direct costs include laboratory and chemical supplies, amortization of certain capital and other assets, equipment maintenance, study subject fees, physician fees and laboratory testing.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased 16% to $23 million from $19.9 million in fiscal 1996. Labour costs, the primary component, increased 10% to $9.5 million from $8.6 million in the prior period. The selling, general and administrative expenses as a percentage of net revenue, decreased from 31.5% in fiscal 1996 to 28% in fiscal 1997 primarily due to the increase in net revenue. The overall increase is primarily attributable to the increase in labour costs and other general and administrative costs given Phoenix's increased growth.

         INTERNAL RESEARCH AND DEVELOPMENT

Internal research and development costs decreased 11% to $3.3 million from $3.7 million in fiscal 1996, as a result of the company's ability to increase revenues captured in this sector, resulting in a decrease in the net costs, while still expanding the commitment to process and product research and development.

         INTEREST ON LONG TERM DEBT AND CAPITAL LEASE OBLIGATIONS
         AND AMORTIZATION

Interest on long-term debt and capital lease obligations decreased by 33% to $659,000 from $981,000 for fiscal 1996 as a result of the share issuance proceeds in May 1996 and the related debt repayment of $18 million at that time.

       In the aggregate, amortization of capital assets increased 24% to $6.9 million from $5.6 million in fiscal 1996. This increase was the result of additional purchases of capital assets, totaling $6.2 million in fiscal 1997 ($18.6 million in 1996). Additionally, the amortization of intellectual property and goodwill on acquisitions described below, amounted to an additional $204,000 of amortization in fiscal 1997.

         QUARTERLY RESULTS

Phoenix's quarterly operating results have been and will continue to be subject to variation, depending on factors such as the initiation and progress of significant projects, exchange rate fluctuations, the costs associated with integrating acquisitions and the start-up costs incurred in connection with the introduction of new services.

The following table presents unaudited quarterly operating results for Phoenix, for each of the twelve most recent fiscal quarters in accordance with Canadian GAAP. The operating results for any quarter are not necessarily indicative of the results of any future period.

                                                    FIRST        SECOND         THIRD        FOURTH           YEAR
                                                  QUARTER       QUARTER       QUARTER       QUARTER         PERIOD
                                                  -------       -------       -------       -------         ------
(In millions of Canadian dollars,
except per share amounts)                      (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)      (AUDITED)
                                               -----------   -----------   -----------   -----------      ---------
FISCAL YEAR ENDED AUGUST 31, 1999
Gross revenues                                       74.2          71.4          79.9          98.6          324.0
Net revenues                                         58.7          56.4          66.5          79.7          261.2
Pre-tax earnings (loss)                               5.2           0.6           4.0          (5.5)           4.2
Net earnings (loss) before special charges            2.9          (0.4)          2.4           5.3           10.2
Net earnings (loss)                                   2.9          (0.4)          2.4          (6.3)          (1.4)
Basic and fully-diluted earnings (loss) per
  Common Share before special charges                0.11         (0.02)         0.09          0.21           0.39
Basic and fully-diluted earnings (loss) per
  Common Share                                       0.11         (0.02)         0.09         (0.23)         (0.05)

FISCAL YEAR ENDED AUGUST 31, 1998
Gross revenues                                       35.5          39.7          66.8          76.3          218.3
Net revenues                                         31.7          32.5          48.6          58.5          171.2
Pre-tax earnings                                      2.7           0.8           6.6           5.6           15.7
Net earnings                                          1.8           0.2           3.1           3.9            9.1
Basic and fully-diluted earnings per Common
  Share                                              0.08          0.01          0.13          0.15           0.37

FISCAL YEAR ENDED AUGUST 31, 1997
Gross revenues                                       17.6          19.5          22.7          26.9           86.8
Net revenues                                         17.1          19.1          21.7          24.5           82.5
Pre-tax earnings (loss)                              (1.3)          0.2           2.4           3,9            5.2
Net earnings (loss)                                  (1.4)          0.1           1.7           1.9            2.4
Basic and fully-diluted earnings (loss) per
  Common Share                                      (0.07)         0.01          0.09          0.09           0.12

The following table presents unaudited quarterly operating results for Phoenix for each of the eight most recent fiscal quarters in accordance with US GAAP, as restated to reflect the Anawa and Clinserve poolings of interests. The operating results for any quarter are not necessarily indicative of the results of any future period.

                                                    FIRST        SECOND         THIRD        FOURTH           YEAR
                                                  QUARTER       QUARTER       QUARTER       QUARTER         PERIOD
                                                  -------       -------       -------       -------         ------
(In millions of Canadian dollars,
except per share amounts)                      (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)      (AUDITED)
                                               -----------   -----------   -----------   -----------      ---------
FISCAL YEAR ENDED AUGUST 31, 1999
Gross revenues                                       76.2          71.4          79.9          98.6          326.1
Net revenues                                         60.7          56.4          66.4          79.7          263.3
Pre-tax earnings (loss)                               5.0           1.1           4.5          (5.0)           5.6
Net earnings (loss) before special charges            2.7           0.1           3.3           5.9           12.0
Net earnings (loss)                                   2.7           0.1           3.3          (5.7)           0.4
Diluted earnings (loss) per Common Share
  before merger and special charges                  0.13          0.00          0.13          0.22           0.48
Diluted earnings (loss) per Common Share             0.10          0.00          0.13         (0.21)          0.02

FISCAL YEAR ENDED AUGUST 31, 1998
Gross revenues                                       38.6          42.8          69.3          77.5          228.2
Net revenues                                         34.8          35.6          51.1          59.7          181.1
Pre-tax earnings                                      3.2           1.3           7.1           6.7           18.3
Net earnings                                          2.3           0.7           3.3           5.4           11.6
Diluted earnings (loss) per Common Share             0.09          0.03          0.13          0.21           0.46

         CANADIAN FEDERAL AND QUEBEC TAX CREDITS

Phoenix continues to benefit from government tax incentives to encourage research and development consisting of Canadian federal investment tax credits ("federal credits") and Quebec labour tax credits ("Quebec credits").

       The federal credits are currently 20% of eligible expenses. For federal purposes, eligible expenses consist of Phoenix's capital and current expenditures on research and development that are made on behalf of non-resident sponsoring clients and internal research and development, less Quebec credits and government and non-government assistance. These credits are not refundable but are available to reduce current and future income taxes payable.

       Quebec credits are applicable only to eligible labour expenses, to the extent of 20% of labour costs that are made on behalf of non-resident sponsoring clients and internal research and development, less government and non-government assistance. Quebec credits are fully refundable if not used to offset income and capital taxes otherwise payable. During fiscal 1999 Phoenix earned and recorded in income $3.9 million of Quebec credits as compared to $3.7 million in fiscal 1998 and $3.5 million in fiscal 1997.

       In fiscal 1999 Phoenix recognized $3.3 million of non-refundable tax credits, as compared to $5.0 million in fiscal 1998 and $2.4 million in fiscal 1997, on the basis that it was more likely than not that these credits would be utilized through the reversal of existing deferred income tax liabilities. As at August 31, 1999 the company has unrecognized non-refundable federal credits of $31.4 million which may be carried forward and used to reduce federal income taxes payable in future years. These federal non-refundable credits expire in the years ending 2002 to 2009.

       As at August 31, 1999 Phoenix also has a pool of research and development expenses available, without expiry, to reduce future provincial taxable income of approximately $12.4 million.

       Phoenix also has unrecognized net operating loss carryforwards of approximately $82.2 million for US federal tax purposes expiring in the years 2004 to 2019, approximately $5.9 million for UK tax purposes expiring in the years 2005 to 2009, approximately $14.0 million for German tax purposes without expiry and approximately $4.7 million for Swiss tax purposes which expire in the years 2003 to 2006.

       When recording expenses and capital asset additions, in order to reflect the impact of refundable and non-refundable tax credits on its results, Phoenix has adopted the cost reduction approach, consistent with the recommendations of The Canadian Institute of Chartered Accountants, whereby these tax credits are subtracted from the applicable expenses and capital asset additions.

         RISK AND UNCERTAINTIES

         1. Dependence On Certain Industries And Clients

The Company's revenues are highly dependent upon research and development expenditures by the pharmaceutical and biotechnology industries. The Company has benefited to date from the willingness of pharmaceutical and biotechnology companies to engage independent outside organizations to perform laboratory studies and analyses and to conduct clinical research projects. The Company's operations could be materially and adversely affected by a general economic decline in these industries or by any reduction in the outsourcing of research and development expenditures. The Company has in the past derived, and may in the future derive, a significant portion of its net revenue from a relatively limited number of major projects or clients. In fiscal 1997, 1998 and 1999, the Company's top five customers accounted for approximately 26%, 29% and 19% respectively, of the Company's consolidated net revenue. As pharmaceutical companies continue to outsource large projects and studies to fewer full-service providers and as a result of consolidation within the pharmaceutical industry, the concentration of business could increase. Although the Company seeks to maintain balance in its service offerings and a diversified client base to reduce such dependence, the loss of a major project or any such client could materially and adversely affect the Company.

         2. Management of Growth

The Company has experienced rapid growth since inception and, in particular, over the past two years. The Company believes that this growth places a substantial strain on its operational, human and financial resources. In order to manage its growth, the Company must continue to improve its operating, administrative and information systems, and to attract and retain qualified management, professional, scientific and technical personnel. Further, the Company's recently acquired international operations involve the additional risks of assimilating differences in foreign business practices. Failure by the Company to manage growth effectively could have a material adverse effect on the Company.

         3. Acquisition Risks

Since August 1997, the Company has completed six significant acquisitions in the United States and Europe, representing a substantial portion of its growth during this period, and intends to make additional acquisitions to implement its growth strategy. Acquisitions involve numerous risks, including difficulties and expenses incurred in connection with the acquisition and integration of the operations and services of the acquired companies, the diversion of management's attention from other business concerns, the acquisition of significant intangible assets and the potential loss of key employees of the acquired companies. In addition, there may be liabilities associated with acquired companies which the Company fails or is unable to discover and for which the Company, as a successor owner, may be liable.

Acquisitions of foreign companies also involve the additional risks of assimilating differences in foreign business practices. The Company is continually evaluating new acquisition opportunities in the ordinary course of business. Given the consolidation which is occurring in the CRO industry (see "Competition; Industry Consolidation"), the Company expects to continue to evaluate and compete for suitable acquisition candidates. There can be no assurance that the Company will successfully complete future acquisitions, that the Company's past and any future acquisitions will be successfully integrated into its operations or that future acquisitions, if completed, will contribute favorably to the Company's operations and future financial condition.

         4. Dependence On Key Personnel; Dependence on Scientific and Technical Personnel

The Company relies on a number of key executives, the loss of the services of any key executive could have a material and adverse effect on the Company. The Company's performance also depends on its ability to attract and retain qualified professional, scientific and technical operating staff. The Company competes with other employers of drug research professionals, including other CROs, pharmaceutical and biotechnology companies, hospitals, universities, temporary staffing agencies and other full-time employers in recruiting qualified professionals. There is intense competition for such personnel. Failure to attract and retain a sufficient number of qualified professional, scientific and technical personnel at an acceptable cost to support the Company's operations could have a material adverse effect on the Company.

         5. Loss or Delay of Large Contracts; Fixed Price Nature of Contracts

Most of the Company's contracts are terminable upon 30 days' notice by the client. Contracts may be terminated for a variety of reasons (many of which are beyond the Company's control), including the failure of a product to satisfy safety requirements, unexpected or undesired results of the product, the client's decision to forego a particular study, insufficient patient enrollment or investigator recruitment or production shortages. The Company believes that several factors, including increased cost containment pressures, have caused pharmaceutical companies to apply more stringent criteria to the decision to proceed with clinical trials which may result in a greater willingness of these companies to cancel contracts. The loss or delay of a large contract or of multiple contracts could adversely affect the Company's business, financial condition and results of operations. Additionally, the Company contracts with investigators who undertake to recruit large numbers of patients in many of its studies. There can be no assurance that the Company will always be able to satisfy recruitment targets, particularly in large studies for which there is little precedent. In addition, most of the Company's contracts for the provision of its services are fixed-price or fee-for-service subject to a cap. Since the Company's contracts are predominantly structured in this manner, the Company bears the risk of cost overruns and from time to time may incur losses on account thereof. Underpricing of contracts or significant cost overruns could have a material adverse effect on the Company.

         6. Variation In Quarterly Operating Results

The Company's results of operations have been and can be expected to be subject to quarterly fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the commencement, completion or cancellation of significant contracts, seasonal variations in demand for the Company's services, changes in the mix of services offered, the timing of start-up expenses for new offices, acquisitions (including any related one-time expenses or write-offs), currency exchange fluctuations and general economic conditions. Additionally, a significant portion of the Company's expenses are relatively fixed, and the amount and timing of increases in such expenses are based in large part on the Company's expectations concerning future revenue. If revenue is below expectations in any given quarter, the adverse effect may be magnified by the Company's inability to reduce spending quickly enough to compensate for the revenue shortfall. Accordingly, a variation from expected revenue could have a material adverse effect on the Company's operating results and financial condition for a given quarter. Although the Company believes that quarterly comparisons of its financial results are not meaningful and should not be relied upon as an indication of future performance, these changes could materially affect the market price of its Common Shares.

         7. Potential Liability

In connection with its provision of contract research services, the Company contracts with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates risk of liability for personal injury to or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered. Although the Company does not believe it is legally accountable for the medical care rendered by third party investigators, it is possible that the Company could be held liable for the claims and expenses arising from any professional malpractice of the investigators with whom it contracts or in the event of personal injury to or death of persons participating in clinical trials. The Company also could be held liable for errors or omissions in connection with the services it performs. In addition, as a result of its Phase I clinical studies, the Company could be liable for the general risks associated with the operation of a Phase I facility including, but not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of Phase I medical care providers. The Company maintains professional liability insurance that covers the territories in which the Company currently does business and includes coverages for events related to drug safety as well as data processing errors and omissions. There can be no assurance that the Company will be able to maintain such insurance coverage on terms acceptable to the Company. The Company could be materially and adversely affected if it were required to pay damages or bear the costs of defending any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or in the event that an indemnifying party does not fulfill its indemnification obligations.

         8. Dependence On Government Regulation of Pharmaceutical Industry

The Company's contract research business has benefited from the extensive governmental regulation of the drug development process, particularly in the United States. In Europe, the general trend has been toward establishing common standards for clinical testing of new drugs, leading to changes in the various requirements currently imposed by each country. The Company believes that the level of regulation is generally less burdensome outside the United States. From time to time, legislation is introduced in the United States Congress to substantially modify regulations administered by the FDA governing the drug approval process. In November 1997, the United States Food and Drug Modernization Act ("FDAMA") was enacted. This legislation is designed, among other things, to streamline the drug approval process in the United States. The Company cannot predict the effect, if any, of the FDAMA on its business. Changes in regulation, in the United States or elsewhere, relaxation in the scope of regulatory requirements or the introduction of simplified drug approval procedures could decrease the business opportunities available to the Company.

         9. Competition; Industry Consolidation

The market for contract research services is highly competitive. The Company competes against traditional CROs and the in-house research and development departments of pharmaceutical companies, as well as universities and teaching hospitals. The Company also competes, to a lesser extent, with consulting firms offering health care consulting services, including boutique firms specializing in the health care industry and the health care departments of large firms. Certain of these competitors have greater capital, technical and other resources than the Company. CROs generally compete on the basis of the quality and breadth of services provided, medical, scientific and technical expertise in specific therapeutic areas, the quality of contract research, the ability to organize and manage large scale and global trials, database management capabilities, the ability to provide statistical and regulatory services, the ability to recruit investigators and the ability to integrate information technology with systems to improve the effectiveness of contract research and price. The Company's failure to compete effectively in any one or more of these areas could have a material adverse effect on the Company.

       Expansion by the Company's competitors into other areas in which the Company operates could affect the Company's competitive position. Increased competition may lead to price and other forms of competition that may affect the Company's margins. Consolidation within the pharmaceutical industry, as well as a trend by pharmaceutical companies to limit outsourcing to fewer organizations, has heightened the competition for contract research services. As a result, consolidation also has occurred among the providers of contract research services, and several large multi-service providers have emerged. If these consolidation trends continue, they may result in price erosion and greater competition among the larger contract research providers for clients and acquisition candidates. There can be no assurance that competition in the CRO industry will not have a material adverse effect on the Company.

         10. Uncertainty In Healthcare Industry And Possible Healthcare Reform

The healthcare industry is subject to changing political, economic and regulatory influences that may affect the CRO industry as well as the pharmaceutical and biotechnology industries. Numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. Implementation of comprehensive or incremental government healthcare reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could decrease the business opportunities available to the Company. Management is unable to predict the likelihood of healthcare reform being enacted or the effects such legislation would have on the Company.

         11. Government Regulation of CROs; FDA Investigation

The research, testing, manufacture and marketing of drug products are subject to extensive regulation in the United States, Canada and other countries. The statutes and regulations governing the pharmaceutical products intended for therapeutic or diagnostic use are administered principally by the FDA in the United States, by the TPP in Canada and by the EMEA in the European Union.

       Good Laboratory Practices. Preclinical and laboratory testing of new drug products is conducted under GLP regulations in the United States and similar requirements in Canada and the European Union. GLP regulations stipulate requirements for facilities, equipment, supplies and personnel engaged in the conduct of studies to which these regulations apply. The regulations require that written, standardized procedures be followed during the conduct of studies and for the recording, reporting and retention of study data and records.

       Good Clinical Practice. The conduct of clinical research and development studies (Phases I-IV) is subject to GCP regulations and guidance in the United States and similar requirements in Canada and the European Union. These requirements are designed to assure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of human subjects who participate in clinical trials.

       The Company is subject to inspections and audits by the FDA and other regulatory authorities to ensure compliance with GLPs and GCPs and other applicable regulations and guidelines, including with respect to environmental and health and safety matters. Although the Company believes that it is currently in compliance in all material respects with such requirements, failure to comply could result in the termination of research, the disqualification of data, the denial of the right to conduct business, fines, criminal penalties and other enforcement actions, any of which could have a material adverse effect on the Company.

       As is routine for North American CROs, the Company's Cincinnati facility has been inspected by the FDA several times between 1995 and 1998. In an inspection, in the summer of 1997 (the "1997

Inspection"), the inspectors cited various deficiencies, primarily with regard to some anomalous data connected with repeated height and weight measurements of some healthy volunteers screened for certain clinical studies. These studies were conducted in 1995 and early 1996, shortly after the Cincinnati facility opened. In response to these FDA observations, the Company retained outside consultants to evaluate the FDA observations and make recommendations to the Company for improvements in the Company's procedures, if appropriate. Following the report of the outside consultants, these procedures were changed to ensure greater rigor in the screening process. A formal response describing these changes and responding to the FDA observations was submitted to the FDA in February 1998. In early March 1998, the Company received a grand jury subpoena, requesting documents from the Company, including documents relating to studies conducted during the early phase of the Cincinnati facility's development (including the period covered by the 1997 Inspection). The Company has complied with the subpoena. On July 22, 1999, the Company was informed verbally by the FDA that it would not pursue its investigation in this regard. In the event that this investigation is pursued, there can be no assurance that the outcome will not have a material adverse impact on the Company.

         12. Risks Associated with International Operations; Exchange Rate Fluctuations

The Company derived approximately 78%, 88% and 90% of its total revenues from customers located outside of Canada in 1997, 1998 and 1999, respectively. A key element of the Company's strategy is to expand its operations. This expansion may be costly and time-consuming and may not generate returns for a significant period of time, if at all. The Company's international operations are subject to risks inherent in international business activities, including: difficulty in staffing and managing geographically disparate operations; longer accounts receivable payment cycles in certain countries; compliance with a variety of foreign laws and regulations; unexpected changes in regulatory requirements; overlap of different tax structures; greater difficulty in safeguarding intellectual property; import and export licensing requirements; trade restrictions; changes in tariff rates; and economic and political instability in international markets. There can be no assurance that the Company's business, results of operations or financial condition will not be adversely affected by these or other factors.

       Since the revenues and expenses of the Company's international operations are generally denominated in local currencies, exchange rate fluctuations between such local currencies and the Canadian or U.S. dollar will subject the Company to currency translation risk with respect to the reported results of its international operations. Also, the Company may be subject to currency translation risks when the Company's service contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts. The Company attempts to limit its currency translation risks through exchange rate collars contained in its contracts with clients or hedges with foreign exchange contracts or options. There can be no assurance that the Company will not experience fluctuations in financial results from its international operations and there can be no assurance the Company will be able to contractually or otherwise favorably reduce the currency translation risk associated with its service contracts.

       In addition, the Company's European operations may experience exchange rate fluctuations related to the planned introduction of the single European currency in accordance with the Treaty on European Union (the "Treaty"). The Treaty provided that a single European currency was introduced on January 1, 1999 in those European states that comply with certain economic convergence criteria (relating to, for example, inflation, interest rates and government deficits). It is not possible to predict whether the single European currency will be introduced in the form or according to the timetable proposed, or how its planned introduction will affect the level or volatility of short- and long-term foreign exchange rates. Consequently, it is difficult to predict the effects thereof on the Company's results of operations.

         13. Substantial Intangible Assets

As of August 31, 1999, approximately $130.2 million of the Company's assets consisted of goodwill obtained as a result of acquisitions. Goodwill represents the excess of consideration paid for acquisitions over the value of net tangible assets required. The substantial amount of goodwill results in significant recurring amortization expense, which for the year ended August 31, 1999 amounted to $3.8 million. Future acquisitions could result in an increase in goodwill and, consequently, associated amortization expense. Furthermore, any determination that a significant impairment of the Company's goodwill has occurred could require the write-off of the impaired portion, which could adversely affect the Company's results of operations.

         14. Dependence on Management Information Systems; Systems Integration

The Company's business is dependent on its management information systems in connection with the provision of its services and in the management of its operations. The Company is currently in the process of integrating the disparate systems of the businesses recently acquired by it. There can be no assurance that the Company will not experience unanticipated delays, complications and expenses in integrating these systems. Further, there can be no assurance that these systems, once integrated, will perform as expected or that further modifications will not be required. The failure by the Company to timely complete the integration of these systems, or the failure of such systems, once integrated, to perform as expected, could have a material adverse effect on the Company's business, financial condition and results of operations.

         IMPACT OF YEAR 2000 ISSUE

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a systems failure or data corruption causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar business activities.

       The Company has made an initial assessment of the Year 2000 Issue and its potential impact. The Company currently believes that it can mitigate the impact of the Year 2000 Issue internally through modifications to existing software and conversions to new software. The Company estimates the anticipated cost of such modifications to be immaterial. The Company has also initiated communications with its suppliers and customers to evaluate the possible effects of such parties' failure to remediate their Year 2000 Issue. A failure by the Company, its suppliers or its customers to adequately address the Year 2000 Issue could have a material adverse effect on the operations of the Company.

         15. Loss of Investment Tax Credits

Canadian federal and Quebec tax credits for research and development are a material part of the Company's net earnings, and any changes to the applicable Canadian and Quebec income tax laws and regulations and assessment practices governing these investment tax credits and could have a material adverse impact on the net income of the Company.

         LOOKING AHEAD

Phoenix has moved steadily in 1998-99 to consolidate its major acquisitions of the previous year in the Phase II-IV clinical studies management business in North America and Europe. This has provided us with a strong presence in a sector that accounts for over half of CRO industry revenues, and firmly established our company in the huge European market.

       As well as undergoing substantial internal growth in the early stage development businesses in 1998-99, Phoenix continued to expand through acquisition. In November 1998, the Company acquired two German-based companies, McKnight, which extends our Phase I services into Europe, and Clinserve, which moves us into the clinical services aspect of the CRO business. Then in April, 1999, Phoenix acquired Chrysalis, a company based in Europe and North America whose pre-clinical toxicology capabilities and DNX transgenics laboratory extended our lead in drug discovery support services and rounded out the company's service profile. Phoenix now ranks among the five largest CROs in the world, with a full range of drug development services that has qualified us for the global drug studies market. Equally important, our services are now well balanced among early stage development and late stage development studies, reducing our exposure to a downturn in any one business sector.

       Over the year, we invested heavily in building a global information technology (IT) network to connect our new business units with those of the parent company, establishing a commonality in communications systems and SOPs. Phoenix's consistently profitable U.S. Phase II-III business unit is capturing larger regional studies, and with this harmonization of functions with Europe we are now attracting bids for the larger, lucrative global studies.

       We are now moving to more fully integrate the company and to take greater advantage of the cross-selling opportunities among the various business units and between Europe and North America. For example, we will exploit the natural connectivities among the Lyon toxicology, Montreal ADME, and DNX transgenic services to capture entire drug preclinical studies, and aggressively promote this pull-through or "one-stop shopping' strategy to include the downstream business in bioanalysis and clinical studies. To match profitability increases with our steady revenue growth, we will encourage such synergies, making for greater efficiency and raising productivity.

       Regarding Chrysalis, we are relocating the DNX Transgenic Sciences unit with its profitable disease modeling specialties to a much larger facility in Princeton, N.J. in anticipation of a significant expansion in the animal disease model and drug target identification business.

       In fiscal 2000 we are opening a new $15 million, 150,000 square foot building on the Phoenix Headquarters site in Montreal, tripling the space for bioanalysis and drug discovery support, and doubling the Phase I capacity in the vacated building. This was necessary because of the steady revenue growth in Phase I bioequivalence, which again required an expansion of the clinic by 48 beds, doubling the facility's size in last two years alone. We expect further expansion as our share of the generic studies business continues to increase.

       LC/MS bioanalysis, another of our traditional strengths was also profitable despite a general price softening in the market and a major client halting its LC/MS contract-out program. To increase efficiencies we merged our HPLC, GC/MS, and LC/MS laboratories into a single unit, chromatography, and continued to expand our mass spectrometry capabilities in response to the industry's increasing preference for this analytical methodology. With 37 LC/MS instruments (the industry's largest laboratory facility), and our acknowledged expertise as pioneers in this area, we are projecting substantive growth in this business segment in the next year.

       Phoenix will continue to pursue its goal of greater process automation, particularly in the automation of sample preparation prior to analytical procedures, and we are adapting our own commercial laboratory information management system (LIMS) to needs for high throughput analysis. Because the company intends to focus entirely on its core business, drug development services, the scientific software division that produced the LIMS package will be spun off to create Integraware, a new scientific software company. In sum, Phoenix is confident that its strategy of consolidation, encouraging synergies and increasing efficiency will lead to growth in productivity, and greater profitability.

MANAGEMENT'S RESPONSIBILITY

         for Financial Reporting

The consolidated financial statements of Phoenix International Life Sciences Inc. are the responsibility of management and have been approved by the Board of Directors. This responsibility includes the selection of appropriate accounting principles and the exercise of careful judgment in establishing reasonable estimates in accordance with generally accepted accounting principles appropriate in the circumstances. Financial information shown elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

       Management of Phoenix International Life Sciences Inc. and its subsidiaries has developed and maintains accounting systems and internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that the financial records are reliable for preparing the consolidated financial statements.

       The Board of Directors carries out its responsibility with regards to the consolidated financial statements primarily through its Audit Committee. The Audit Committee meets periodically with the external auditors and management to discuss accounting policies and practices, internal control systems, financial reporting issues, the scope of the annual audit and other matters. The Company's selection of external auditors is recommended to the Board of Directors by this committee. The external auditors have direct access to the Committee to discuss the results of their audit and any recommendations they have for improvements in internal controls, the quality of financial reporting and any other matters of interest. The Committee reviews the Company's annual consolidated financial statements before recommending them to the Board of Directors for approval. It also reviews the Annual Information Form before it is filed with securities regulators and stock exchanges.

       These consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants and their report stating the scope of their audit examination and their opinion on the consolidated financial statements is presented hereafter.


/s/ R. Ian Lennox                            /s/ D. Moszkowski
----------------------                       ------------------------
Ian Lennox                                   David Moszkowski, C.A.
Chief Executive Officer                      Senior Vice-President,
                                             and Chief Financial Officer

October 8, 1999

AUDITORS' REPORT

         to the Shareholders of Phoenix International Life Sciences Inc.

We have audited the consolidated balance sheets of PHOENIX INTERNATIONAL LIFE SCIENCES INC. as at August 31, 1999 and 1998 and the consolidated statements of income (loss), retained earnings and cash flows for each of the years in the three year period ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

       In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 1999 in accordance with accounting principles generally accepted in Canada.



                                      /s/ Ernst & Young LLP
                                      ------------------------------
                                      Chartered Accountants
October 8, 1999

Montreal, Canada

CONSOLIDATED BALANCE SHEETS

As at August 31,                                                        1999                 1998
                                                                       -----                -----
         (In millions of Canadian dollars)                                 $                    $
ASSETS [note 8]                                                        -----                -----
CURRENT
Cash                                                                    40.9                 17.0
Marketable securities [note 4]                                           0.5                  2.0
Accounts receivable [note 5]                                            62.7                 47.7
Investment tax credits recoverable [note 11]                             2.2                  3.4
Costs and estimated profits in excess of progress billings
  on contracts in progress                                              38.7                 27.9
Prepaid expenses and other current assets                                8.1                  5.9
Future income taxes [note 11]                                             --                  0.9
                                                                       -----                -----
TOTAL CURRENT ASSETS                                                   153.1                104.8
                                                                       -----                -----
Capital assets [note 6]                                                 99.4                 56.6
Goodwill and other long-term assets [note 7]                           134.9                110.1
Future income taxes [note 11]                                            1.8                   --
                                                                       -----                -----
                                                                       389.2                271.5
                                                                       -----                -----
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness [note 8]                                               1.4                  0.8
Accounts payable and accrued liabilities [note 14]                      82.2                 52.0
Current portion of long-term debt and capital lease
  obligations [note 8]                                                  15.7                  7.1
Progress billings in excess of costs and estimated profits
  on contracts in progress [note 2]                                     62.2                 34.9
                                                                       -----                -----
TOTAL CURRENT LIABILITIES                                              161.5                 94.8
                                                                       -----                -----
Long-term debt and capital lease obligations [note 8]                   64.3                 42.5
Other long-term liabilities                                              6.0                  3.7
Future income taxes [note 11]                                            4.0                  0.5
                                                                       -----                -----
TOTAL LIABILITIES                                                      235.8                141.5
                                                                       -----                -----
SHAREHOLDERS' EQUITY
Capital stock [note 9]                                                 138.1                110.6
Cumulative translation adjustment                                       (0.3)                 1.1
Retained earnings                                                       15.6                 18.3
                                                                       -----                -----
TOTAL SHAREHOLDERS' EQUITY                                             153.4                130.0
                                                                       -----                -----
                                                                       389.2                271.5
                                                                       =====                =====


See accompanying notes

On behalf of the Board:

Director                                        Director

/s/ Claude Forget                               /s/ Robert Raich
--------------------------                      -----------------------
C. Forget                                       R. Raich

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended August 31,                                           1999                1998                 1997
                                                                -----               -----                 ----
         (In millions of Canadian dollars)                          $                   $                    $
                                                                -----               -----                 ----
RETAINED EARNINGS, BEGINNING OF YEAR                             18.3                 9.2                  6.8
Net income (loss)                                                (1.4)                9.1                  2.4
Share issue costs                                                (1.3)                 --                   --
                                                                -----               -----                 ----
Retained earnings, end of year                                   15.6                18.3                  9.2
                                                                -----               -----                 ----

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Years ended August 31,                                           1999                1998                 1997
                                                               ------               -----                -----
         (In millions of Canadian dollars except per
  share amounts)                                                    $                   $                    $
                                                               ------               -----                -----
REVENUES                                                        324.0               218.3                 86.8
Reimbursed costs                                                 62.8                47.1                  4.3
NET REVENUES                                                    261.2               171.2                 82.5
Direct costs - net of refundable tax credits [note 11]          160.4                99.9                 53.0
                                                                100.8                71.3                 29.5
EXPENSES - NET OF REFUNDABLE TAX CREDITS [note 11]
Selling, general and administrative                              78.2                51.9                 22.9
Internal research and development                                 3.2                 3.7                  3.3
Interest on long-term debt and capital lease
  obligations                                                     4.8                 3.3                  0.7
Amortization of goodwill [note 7]                                 3.8                 2.2                  0.2
Write-off of capital and other long-term assets [notes
  6, 7 and 16]                                                    3.8                 0.9                   --
Restructuring and severance costs [note 16]                       7.7                  --                   --
Non-refundable tax credits [note 11]                             (3.3)               (5.0)                (2.4)
                                                               ------               -----                -----
                                                                  2.6                14.3                  4.8
Interest and other income                                         1.6                 1.4                  0.4
                                                               ------               -----                -----
Income before income taxes                                        4.2                15.7                  5.2
Provision for income taxes [note 11]                              5.6                 6.6                  2.8
                                                                -----               -----                 ----
NET INCOME (LOSS) FOR THE YEAR                                   (1.4)                9.1                  2.4
                                                               ======               =====                =====
BASIC AND FULLY DILUTED EARNINGS (LOSS) PER SHARE
  [note 9]                                                     $(0.05)              $0.37                $0.12
                                                               ======               =====                =====

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the years ended August 31,                                    1999                1998                 1997
                                                                  ----                ----                 ----
         (In millions of Canadian dollars)                           $                   $                    $
                                                                  ----                ----                 ----
OPERATING ACTIVITIES
Net income (loss)                                                 (1.4)                9.1                  2.4
Items not affecting cash:
  Amortization of capital assets                                  10.8                 9.4                  6.9
  Amortization of goodwill and other long-term assets              4.1                 2.7                  0.9
  Write-off of capital and other long-term assets                  3.8                 0.9                   --
  Restructuring and severance costs                                7.7                  --                   --
  Future income taxes                                             (0.3)                0.5                  1.4
  Non-refundable tax credits                                      (3.3)               (5.0)                (2.4)
Change in operating assets and liabilities:
  Accounts receivable                                             (1.7)              (13.1)                 3.7
  Investment tax credits recoverable                               1.2                 3.8                 (0.6)
  Costs and estimated profits in excess of progress
    billings on contracts in progress                            (10.5)               (6.7)                 5.2
  Prepaid expenses and other current assets                        0.2                (1.0)                 0.2
  Accounts payable and accrued liabilities                         5.6                14.8                 (8.9)
  Progress billings in excess of costs and estimated
    profits on contracts in progress                              18.2                (0.5)                (1.1)
                                                                  ----                -----                -----
CASH PROVIDED BY OPERATING ACTIVITIES                             34.4                 14.9                  7.7
                                                                  ====                =====                =====
INVESTING ACTIVITIES
Business acquisitions [note 3]                                    (2.3)              (44.2)                (2.3)
Capital asset additions                                          (33.4)              (13.2)                (6.2)
Proceeds from sale of KCAS [note 7]                                3.7                  --                   --
Proceeds from disposal of marketable securities                    1.5                 7.4                   --
Other long-term assets                                              --                 0.4                 (0.3)
                                                                  ----                -----                -----
CASH USED IN INVESTING ACTIVITIES                                (30.5)              (49.6)                (8.8)
                                                                  ====                =====                =====
FINANCING ACTIVITIES
Issue of common shares                                             0.6                 0.2                  0.1
Share issue costs                                                 (1.3)                 --                   --
Increase in bank indebtedness                                      0.6                 0.1                  0.6
Repayment of long-term debt and capital lease
  obligations                                                    (23.2)               (3.8)                (2.0)
Cash acquired on acquisitions                                      7.6                14.2                  1.6
Proceeds of long-term debt and capital lease
  obligations                                                     37.5                46.0                   --
Other deferred credits and long-term liabilities                  (0.2)                0.6                   --
Repayment of debentures                                             --                (5.3)                  --
                                                                  ----                -----                -----
CASH PROVIDED BY FINANCING ACTIVITIES                             21.6                52.0                  0.3
                                                                  ----                -----                -----
Effect of exchange rate changes on cash                           (1.6)               (2.8)                  --
INCREASE (DECREASE) IN CASH POSITION DURING THE YEAR              23.9                14.5                 (0.8)
Cash position, beginning of year                                  17.0                 2.5                  3.3
                                                                  ----                -----                -----
CASH POSITION, END OF YEAR                                        40.9                17.0                  2.5
                                                                  ====                =====                =====
Cash position consists of cash on hand
SUPPLEMENTARY INFORMATION:
  Cash paid for income taxes                                       1.7                 1.5                  0.7
  Cash paid for interest                                           3.9                 3.3                  0.7

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 1999

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"]. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized in note 2.

       As further described under note 15, the accounting policies followed by the Company differ in certain material respects from those that would have been followed had these consolidated financial statements been prepared in conformity with accounting principles generally accepted in the United States ["U.S. GAAP"].

    1. DESCRIPTION OF BUSINESS AND BASIS OF FINANCIAL STATEMENT PRESENTATION

The Company is a multiservice contract research organization that provides Early Stage and Late Stage clinical studies to pharmaceutical and biotechnology companies, the majority of which are located in the United States.

       These consolidated financial statements include the accounts of Phoenix International Life Sciences Inc. and the following significant consolidated subsidiaries:


Ownership as at August 31                                        1999                1998                 1997
                                                                 ----                ----                 ----
                                                                    %                   %                    %
                                                                 ----                ----                 ----
Phoenix International Life Sciences Hamburg
 GmbH["McKnight"]                                                 100                  --                   --
Clinserve Ltd. ["Clinserve']                                      100                  --                   --
Phoenix International Life Sciences (Chrysalis) Inc.
  ["Chrysalis"]                                                   100                  --                   --
Phoenix International Life Sciences (IBRD) Inc.
  ["IBRD"]                                                        100                 100                   --
Phoenix International Life Sciences (U.S.) Inc.
  ["Phoenix U.S."]                                                100                 100                  100
Phoenix International U.K. - (IBRD-Rostrum Global)
  Ltd. ["Phoenix U.K."]                                           100                 100                   --
Anawa Holding AG ["ANAWA"]                                        100                 100                   --
I.T.E.M. Holding S.A. ["I.T.E.M."]                                100                 100                  100
                                                                 ====                ====                 ====

    2. SIGNIFICANT ACCOUNTING POLICIES

         INCOME TAXES

The Company accounts for income taxes using the liability method of tax allocation as set out in the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3465 "Accounting for Income Taxes".

       Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    2. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

         REVENUE RECOGNITION

Contract revenues are recognized using the percentage of completion basis determined by reference to work performed. Customer advances and billings in excess of costs and estimated profits on contracts in progress are shown as liabilities. Losses, if any, are provided for in full as soon as they are anticipated. The percentage of completion method necessarily requires the use of estimates to determine the recorded amount of revenues and contracts in progress. Given this estimation process, it is reasonably possible that changes in future conditions could require a change in the recognized amount of revenue and contracts in progress.

         CAPITAL ASSETS

Capital assets are recorded at cost, net of investment tax credits. Amortization is provided on a straight-line basis over their estimated useful lives as follows:


                                                                                YEARS
                                                                                -----
  Buildings                                                                     20-25
  Analytical research equipment                                                  6-10
  Clinical research equipment                                                      10
  Office equipment, computers and software                                       4-10
  Leasehold improvements                                                Term of lease
                                                                        =============

Costs relating to the development of new software applications that are considered management information systems are deferred until the software is ready for its intended use. Amortization commences with commercial use using the straight-line method over 5 years.

         GOODWILL AND OTHER LONG-TERM ASSETS

Goodwill, patents and other long-term assets are recorded in the accounts at cost and are amortized on a straight-line basis over the expected useful lives of such assets. The amortization periods are as follows:

                                                                             YEARS
                                                                             -----
  Goodwill                                                                   20-40
  Patents                                                                        7
  Other                                                                       5-20
                                                                             =====

The unamortized balances of goodwill, patents and other long-term assets are periodically reviewed to determine whether deferral criteria continue to be satisfied by reference to expected future undiscounted cash flows over the remaining amortization period. Should the deferral criteria cease to be satisfied, the unamortized portion is charged to income during the period.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    2. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

         INVESTMENT TAX CREDITS
Investment tax credits are accounted for under the cost reduction method and are recorded as reductions of related capital assets or operating expenses. Such credits are recognized in the accounts when earned and when there is reasonable assurance as to their realization.

         OTHER LONG-TERM LIABILITIES

Other long-term liabilities include leasehold inducements, which are amortized to income on the same basis as the related capital assets or expense items.

         FOREIGN CURRENCY TRANSLATION

         [A] TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The operations of all foreign subsidiaries are self-sustaining and are translated using the current rate method, whereby all assets and liabilities are translated at year-end exchange rates and revenues and expenses at the actual exchange rates during the year. Adjustments arising from the translation of these financial statements are included as a separate component of shareholders' equity.

         [B] FOREIGN CURRENCY BALANCES AND TRANSACTIONS

Monetary assets and liabilities are translated at current balance sheet exchange rates.

       Translation gains and losses are included in income except for unrealized gains or losses arising from the translation of long-term monetary assets and liabilities, which are deferred and amortized over the remaining lives of the related items.

       Realized gains and losses on foreign exchange forward contracts that hedge future revenues are included in earnings when the revenue is recognized.

         [C] FOREIGN EXCHANGE RATES

The relevant foreign exchange rates used in the preparation of these financial statements are as follows, expressed as the foreign currency equivalent of one Canadian dollar:


As at August 31,                                                 1999                1998                 1997
                                                              -------              ------              -------
         Year-end exchange rates                                    $                   $                    $
                                                              -------              ------              -------
U.S. dollar                                                    0.6685              0.6376               0.7205
French franc                                                   4.1442              3.7495               4.3840
Spanish peseta                                                  105.5                94.9                109.9
British pound                                                  0.4156              0.3795                  N/A
Swiss franc                                                    1.0113              0.9168                  N/A
German mark                                                    1.2358                 N/A                  N/A
                                                               ======              ======               ======

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    2. SIGNIFICANT ACCOUNTING POLICIES [Cont'd]


For the years ended August 31,                                   1999                1998                 1997
                                                               ------              ------               ------
         Average exchange rates                                     $                   $                    $
                                                               ------              ------               ------
US dollar                                                      0.6637              0.6950               0.7307
French franc                                                   3.9185              4.1684               4.0681
Spanish peseta                                                  101.6               105.3                101.6
British pound                                                  0.4060              0.4157                  N/A
Swiss franc                                                    0.9571              1.0075                  N/A
German mark                                                    1.1692                 N/A                  N/A
                                                              =======              ======               ======

         USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted average number of voting shares outstanding during the period. Fully diluted earnings per share are calculated taking into consideration the dilutive effect of the potential exercise of stock options.

         STATEMENTS OF CASH FLOWS

During the year, the Company adopted CICA Handbook Section 1540 "Statement of Cash Flows". The statements of cash flows for prior years have been restated to give retroactive effect to this pronouncement.

         SEGMENT INFORMATION

During the year, the Company adopted CICA Handbook Section 1701 "Segment Disclosures". The segment information presented in Note 12 to the financial statements has been restated to give retroactive effect to this pronouncement.

    3. BUSINESS ACQUISITIONS

         [A] CHRYSALIS INTERNATIONAL CORPORATION

Effective April 30, 1999, the Company acquired all of the issued and outstanding share capital and certain stock options of Chrysalis, a U.S. publicly traded contract research organization with operations in the United States and Europe in exchange for 998,968 common shares of the Company. The acquisition has been accounted for using the purchase method. The excess of the purchase price over the fair value of the identifiable net assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over a period of 20 years.

       The results of operations related to this acquisition have been included in these consolidated financial statements from the effective date of acquisition.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    3. BUSINESS ACQUISITIONS [Cont'd]

Details of the acquired assets and liabilities at fair value as at April 30, 1999 were as follows:


                                                                                    $
                                                                                -----
     Cash                                                                         6.7
     Capital assets                                                              22.7
     Intangible assets                                                            4.0
     Current liabilities, net of other current assets                           (13.9)
     Long-term debt                                                             (19.5)
     Future income taxes and other long-term liabilities                         (3.7)
                                                                                -----
     IDENTIFIABLE LIABILITIES IN EXCESS OF IDENTIFIABLE ASSETS                   (3.7)
                                                                                -----
     CONSIDERATION PAID
     998,968 common shares of the Company                                        12.4
     Acquisition costs [note 17]                                                  1.5
                                                                                =====
     TOTAL CONSIDERATION PAID                                                    13.9
                                                                                =====
     GOODWILL ON ACQUISITION                                                     17.6
                                                                                =====


For the purpose of measuring consideration paid, the common shares of the Company were valued at $12.38 each, this being the average value of the common shares for the five trading days before and the five trading days after the transaction on the Toronto and Montreal Stock Exchanges.

In connection with the above acquisition, the Company and Chrysalis undertook a rationalization program, which included the following:

       a) the involuntary termination of certain senior executives as well as certain operational personnel of the acquired businesses whose services were no longer required.

       b) the closing of certain extraneous facilities relating to the acquired business units, including lease cancellation payments.

       c) a program to remediate certain environmental deficiencies.

The related restructuring costs approximated $7,300,000 and have been included in the above purchase price allocation. The disposition of these amounts to August 31, 1999 can be summarized as follows:


                                                                                    $
                                                                                  ---
     Total restructuring costs capitalized in the purchase price
      allocation at April 30, 1999                                                7.3
     Amount of restructuring costs paid for the period April 30
       to August 31, 1999                                                         1.9
                                                                                  ---
     Remaining liability included on the August 31, 1999
       consolidated balance sheet                                                 5.4
                                                                                  ===

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    3. BUSINESS ACQUISITIONS [Cont'd]

         [B] CLINSERVE LTD. AND MCKNIGHT LABORATORIES GMBH

Effective November 5, 1998 and November 6, 1998, the Company acquired all of the issued and outstanding share capital of Clinserve and McKnight respectively. Both Clinserve and McKnight were privately held European contract research organizations. The consideration for these transactions was as follows: Clinserve -- 316,805 common shares of the Company; McKnight -- 873,325 common shares of the Company. These acquisitions have been accounted for using the purchase method. The excess of the purchase price over the fair value of the identifiable net assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over a period of 30 years.

       The results of operations related to these acquisitions have been included in these consolidated financial statements from their effective dates.

Details of the acquired assets and liabilities at fair value, in the aggregate at the respective acquisition dates, are as follows:

                                                                                    $
                                                                                 ----
     Cash                                                                         0.9
     Capital assets                                                               1.0
     Current liabilities, net of other current assets                            (1.5)
     IDENTIFIABLE ASSETS IN EXCESS OF IDENTIFIABLE LIABILITIES                    0.4
                                                                                 ----
     CONSIDERATION PAID
     1,190,130 common shares of the Company                                      14.5
     Acquisition costs [note 17]                                                  0.8
                                                                                 ----
     TOTAL CONSIDERATION PAID                                                    15.3
                                                                                 ====
     GOODWILL ON ACQUISITION                                                     14.9
                                                                                 ====

For the purpose of measuring consideration paid, the common shares of the Company were valued at $12.20 each, this being the average value of the common shares for the five trading days before and the five trading days after the transactions on the Toronto and Montreal Stock Exchanges.

         [C] IBRD ROSTRUM GLOBAL LTD.

Effective February 7, 1998, the Company acquired all of the issued and outstanding share capital of IBRD Rostrum Global Ltd., a privately held contract research organization with operations in the United States and Europe. The IBRD Rostrum Global Ltd. operations were carried out through IBRD, Phoenix U.K. and Kansas City Analytical Services ("KCAS"), a company owned 44% by IBRD Rostrum Global Ltd. at the acquisition date. The acquisition has been accounted for using the purchase method. The excess of the purchase price over the fair value of the identifiable net assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over a period of 40 years.

       The results of operations related to this acquisition have been included in these consolidated financial statements from the effective date of acquisition.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    3. BUSINESS ACQUISITIONS [Cont'd]
Details of the acquired assets and liabilities at fair value were as follows at February 7, 1998:

                                                                              $
                                                                          -----
    Cash                                                                   13.7
    Capital assets                                                          3.2
    Other long-term assets                                                  2.5
    Current liabilities, net of other current assets                      (20.7)
    Long-term debt                                                         (0.2)
                                                                          -----
    IDENTIFIABLE LIABILITIES IN EXCESS OF IDENTIFIABLE ASSETS              (1.5)
                                                                          =====
    CONSIDERATION PAID
    Cash consideration                                                     41.8
    Acquisition costs [note 17]                                             2.0
                                                                          -----
    TOTAL CONSIDERATION PAID                                               43.8
                                                                          =====
    GOODWILL ON ACQUISITION                                                45.3
                                                                          =====

In connection with the above acquisition, IBRD and Phoenix U.K. undertook a rationalization program, which included the following:

       a) the involuntary termination of certain senior executives as well as certain operational personnel of the acquired businesses whose services were no longer required.

       b) the closing of certain extraneous facilities relating to the acquired businesses.

The related restructuring costs approximated $4,600,000 and have been included in the above purchase price allocation. The disposition of these amounts to August 31, 1999 can be summarized as follows:


                                                                              $
                                                                          -----
    Total restructuring costs capitalized in the purchase price
        allocation at February 6, 1998                                      4.6
    Amount of restructuring costs paid for the period February
        6 to August 31, 1998                                               (2.0)
    Amount of restructuring costs paid for the period September
        1, 1998 to August 31, 1999                                         (1.1)
                                                                          -----
    Remaining liability included in the August 31, 1999
        consolidated balance sheet                                          1.5
                                                                          =====

         [D] ANAWA HOLDING, AG

Effective April 30, 1998, the Company acquired all of the issued and outstanding shares of Anawa, a privately held Swiss contract research organization in exchange for 525,651 common shares of the

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    3. BUSINESS ACQUISITIONS [Cont'd]

Company. The acquisition has been accounted for using the purchase method. The excess of the purchase price over the fair value of the identifiable net assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over a period of 30 years. The results of operations related to this acquisition have been included in these consolidated financial statements from the effective date of acquisition.

Details of the acquired assets and liabilities at fair value are as follows at April 30, 1998:

                                                                              $
                                                                           ----
    Cash                                                                    0.5
    Other current assets net of current liabilities                         0.6
    Capital and other long-term assets                                      1.2
    Long-term debt                                                         (0.2)
                                                                           ----
    IDENTIFIABLE ASSETS IN EXCESS OF IDENTIFIABLE LIABILITIES               2.1
                                                                           ====
    CONSIDERATION PAID
    525,651 common shares of the Company                                    7.2
    Acquisition costs [note 17]                                             0.4
                                                                           ----
    TOTAL CONSIDERATION PAID                                                7.6
                                                                           ====
    GOODWILL ON ACQUISITION                                                 5.5
                                                                           ====

For the purpose of measuring the consideration paid, the common shares of the Company were valued at $13.78 each, this being the average value of the common shares for the five trading days before and the five trading days after the transaction on the Toronto and Montreal Stock Exchanges.

         [E] I.T.E.M. HOLDING SA

Effective August 7, 1997, the Company acquired all of the issued and outstanding shares of I.T.E.M., a privately held European contract research organization in exchange for 4,690,142 common shares of the Company. The acquisition was accounted for using the purchase method and, accordingly, the purchase price was allocated to the acquired assets and liabilities based on their estimated fair value as at the acquisition date. The excess of the purchase price over the fair value of the identifiable net assets acquired was recorded as goodwill and is being amortized on a straight-line basis over a period of 40 years. The total cost of the purchase was $50.8 million. As at August 31, 1999, the unamortized balance of goodwill related to this acquisition approximates $48 million.

         [F] OTHER

In addition to the above acquisitions, the Company completed other acquisitions during the three year period ended August 31, 1999, which are immaterial to the consolidated financial statements.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    4. MARKETABLE SECURITIES

As at August 31,                                                        1999                 1998
                                                                       -----                -----
                                                                           $                    $
                                                                       -----                -----
Money market funds and shares of publicly traded
 corporations denominated in Spanish pesetas                              --                  0.5
Money market funds denominated in French francs                          0.5                  1.5
                                                                       -----                -----
                                                                         0.5                  2.0
                                                                       =====                =====

The cost of the marketable securities approximates their market value.

    5. ACCOUNTS RECEIVABLE

As at August 31,                                                        1999                 1998
                                                                       -----                -----
                                                                           $                    $
                                                                       -----                -----
Trade                                                                   62.5                 46.5
Due from related parties                                                 0.3                  1.1
Other                                                                    1.3                  0.8
Allowance for doubtful accounts                                         (1.4)                (0.7)
                                                                       -----                -----
                                                                        62.7                 47.7
                                                                       =====                =====

Amounts due from related parties include amounts due from employees, directors, shareholders and affiliated companies.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    6. CAPITAL ASSETS

                                                                             ACCUMULATED
                                                            GROSS           AMORTIZATION                  NET
                                                           ------           ------------                -----
                                                                $                      $                    $
                                                           ------           ------------                -----
AUGUST 31, 1999
Analytical research equipment                                44.7                   22.9                 21.8
Land and buildings                                           28.9                    2.0                 26.9
Clinical research equipment                                  11.9                    6.3                  5.6
Office equipment, computers and software                     31.2                   17.3                 13.9
Leasehold improvements                                       21.8                    6.6                 15.2
Construction in progress                                     12.8                     --                 12.8
Assets under capital leases                                   8.9                    5.7                  3.2
                                                           ------           ------------                -----
                                                            160.2                   60.8                 99.4
                                                           ======           ============                =====
AUGUST 31, 1998
Analytical research equipment                                22.6                   11.2                 11.4
Land and buildings                                           15.5                    1.4                 14.1
Clinical research equipment                                   3.5                    1.5                  2.0
Office equipment, computers and software                     34.5                   18.8                 15.7
Leasehold improvements                                       15.9                    4.8                 11.1
Assets under capital leases                                   6.8                    4.5                  2.3
                                                           ------           ------------                -----
                                                             98.8                   42.2                 56.6
                                                           ======           ============                =====

As at August 31, 1999, the Company had deferred approximately $1.9 million ($549,000 as at August 31, 1998) of internally developed software costs, which are included as part of capital assets.

       During the year ended August 31, 1999, the Company wrote down capital assets with a carrying value of $2.5 million to their net recoverable amount of Nil [none in the year ended August 31, 1998].

    7. GOODWILL AND OTHER LONG-TERM ASSETS

    As at August 31,                                                  1999                 1998
                                                                     -----                -----
                                                                         $                    $
    Goodwill [note 7a]                                               130.2                104.8
    Patents, net of accumulated amortization of $0.1                   1.8                   --
    Other [note 7b]                                                    2.9                  2.5
    Investment in KCAS [note 7c]                                        --                  2.8
                                                                     -----                -----
                                                                     134.9                110.1
                                                                     =====                =====

       [a] Goodwill is presented net of accumulated amortization of $6.5 million [$2.4 million at August 31, 1998].

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    7. GOODWILL AND OTHER LONG-TERM ASSETS [Cont'd]

       [b] During the year ended August 31, 1999, other long-term assets with a carrying value of $1.3 million were written down to their net recoverable amount of nil [$900,000 for the year ended August 31, 1998].

       [c] The investment in KCAS represented a 44% interest in the common stock of KCAS, a contract research organization located in Kansas City, U.S.A. The investment was accounted for using the equity method. On September 15, 1998, the investment was sold for proceeds of U.S. $2.4 million, which was used to repay a portion of the U.S. dollar denominated term acquisition loans referred to in note 8.

    8. FINANCING ARRANGEMENTS

The Company's principal lenders are located in Canada and the United States. On October 28, 1999, the Company entered into amended credit agreements with these lenders with effect from August 31, 1999. In accordance with these amendments, the Company has available facilities for bank indebtedness and term loans with these principal lenders of approximately $15 million and $93 million respectively. Approximately $500,000 and $70.7 million respectively had been drawn at August 31, 1999 [$500,000 and $43.8 million respectively as at August 31, 1998].

The Company's bank indebtedness, denominated primarily in Canadian dollars, bears interest at the Canadian prime rate and is due on demand. The Company's U.S. dollar term acquisition loans bear interest at either the U.S. prime rate plus 1/2%, or alternatively the LIBOR rate plus 1.75%. For the year ended August 31, 1999, the Company borrowed using both the U.S. prime rate and LIBOR rate options. Applicable year-end interest rates are as follows:


     As at August 31,                                                  1999                 1998
                                                                       ----                 ----
                                                                          %                    %
                                                                       ----                 ----
     Canadian prime                                                    6.25                  6.5
     U.S. prime                                                        8.25                  8.5
     LIBOR                                                              5.2                  6.1
                                                                       ====                 ====


[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    8. FINANCING ARRANGEMENTS [Cont'd]

The principal components of long-term debt are as follows:


As at August 31,                                                        1999                 1998
                                                                       -----                -----
                                                                           $                    $
                                                                       -----                -----

U.S. dollar denominated term acquisition loans [note 8a]                58.2                 41.3
Other term loan [note 8b]                                               12.5                  2.5
State of Ohio loan [note 8c]                                             1.2                  1.7
Obligations under capital leases [note 8d]                               2.8                  0.4
Mortgages payable [note 8e]                                              3.1                   --
Other                                                                    2.2                  3.7
                                                                       -----                -----
                                                                        80.0                 49.6
Less current portion                                                   (15.7)                (7.1)
                                                                       -----                -----
                                                                        64.3                 42.5
                                                                       =====                =====


       [a] Term acquisition loans totalling U.S. $38.9 million used to finance the acquisition of IBRD Rostrum Global Ltd. and the refinancing of certain indebtedness on the acquisition of Chrysalis International Corporation. These loans are collateralized by substantially all of the assets of the Company's Canadian and United States operations and by a security deposit of $5 million. The related debt agreements contain restrictive financial covenants including net worth, debt service coverage and current ratio tests that must be met at the consolidated level. Furthermore, the agreements contain restrictions in respect of dividend payments, capital expenditures and the assumption of additional indebtedness.

       In accordance with the amended agreements referred to above, the restrictive covenants have been adhered to at August 31, 1999.

       The loans are repayable in quarterly instalments of U.S. $2.4 millions with the balance repayable in February 2001.

       [b] Term loan denominated in Canadian dollars bearing interest at Canadian prime plus 1%, repayable by May 2001 and collateralized as noted in note 8[a] above.

       [c] U.S. dollar denominated State of Ohio loan, bearing interest at 2.25%, repayable in sixty monthly instalments of U.S. $24,000 commencing in August 1997 and collateralized by a promissory note in the amount of U.S. $1.4 million.

       [d] Obligations under capital leases, interest rates varying between 5% and 10.5%, maturing on various dates up to 2008 and collateralized by the related capital assets.

       [e] Mortgages payable denominated in U.S. dollars, collateralized by specific land and building in the United States with a carrying value of U.S. $3.3 million, repayable in monthly instalments of U.S. $23,000 and bearing interest at rates varying between U.S. prime plus 1 1/2% and 2%.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    8. FINANCING ARRANGEMENTS [Cont'd]

Scheduled maturity of long-term debt excluding capital lease obligations for each of the next five years ending August 31 and thereafter are as follows:

                                                                                    $
                                                                                 ----

     2000                                                                        15.1
     2001                                                                        58.3
     2002                                                                         1.7
     2003                                                                         0.3
     2004                                                                         0.3
     2005 and thereafter                                                          1.5
                                                                                 ----
     TOTAL                                                                       77.2
                                                                                 ====


Future minimum lease payments under capital lease obligations are as follows:

                                                                                    $
                                                                                 ----

     2000                                                                         0.7
     2001                                                                         0.6
     2002                                                                         0.5
     2003                                                                         0.5
     2004                                                                         0.4
     2005 and thereafter                                                          0.7
                                                                                 ----
     Total minimum payments                                                       3.4
     Less: interest included in minimum lease payments                           (0.6)
                                                                                 ----
     Present value of minimum lease payments                                      2.8
     Less: current portion                                                       (0.6)
                                                                                 ----
     LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS                               2.2
                                                                                 ====


    9. CAPITAL STOCK
         AUTHORIZED

An unlimited number of:

      Common shares     -  voting, participating.
      Preferred shares  -  non-voting, preferred, discretionary preferential dividend rights to be determined by the Board of
                           Directors at the issue date of such shares, without
                           nominal or par values, issuable in series.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    9. CAPITAL STOCK [Cont'd]

The table below summarizes the changes in the Company's capital stock for the years indicated:


For the years ended August 31,             1999                         1998                         1997
                                     ----------                   ----------                   ----------
                                         NUMBER                       NUMBER                       NUMBER
                                      OF SHARES            $       OF SHARES            $       OF SHARES             $
                                     ----------        -----      ----------        -----      ----------         -----

COMMON SHARES
Issued and outstanding,
  beginning of year                  24,857,059        110.6      24,289,208        103.1      19,579,696          54.4
Issued on acquisitions                2,189,098         26.9         525,651          7.3       4,700,912          48.6
Issued for cash pursuant to stock
  options                                95,601          0.6          42,200          0.2           8,600           0.1
                                     ----------        -----      ----------        -----      ----------         -----
ISSUED AND OUTSTANDING, END OF
  YEAR                               27,141,758        138.1      24,857,059        110.6      24,289,208         103.1
                                     ==========        =====      ==========        =====      ==========         =====



The weighted average number of common shares outstanding for the calculation of basic earnings per share was 26,197,115 for the year ended August 31, 1999 [24,478,111 for the year ended August 31, 1998; 19,911,199 for the year ended August 31, 1997].

       For each of the years ended August 31, 1997, 1998 and 1999, fully diluted earnings per share do not differ from basic earnings per share.

       Certain directors, officers and employees of the Company as well as former Chrysalis shareholders, have options to purchase common shares from the Company at prices ranging from $5.00 to $85.02 per share. These options have expiry dates extending to July 2008. The options held by officers and employees vest on a progressive scale over 5 years and are eligible to be exercised within 10 years of the date of grant, based on continued employment.

The changes in the number of options to purchase common shares can be summarized as follows:


For the years ended August 31,                                   1999                1998                 1997
                                                            ---------           ---------             --------
         (Number of options)
Outstanding, beginning of year                              1,461,500             887,000              737,250
Granted                                                       900,278             796,350              395,000
Exercised                                                     (95,601)            (42,200)              (8,600)
Cancelled                                                    (125,500)           (179,650)            (236,650)
                                                            ---------           ---------             --------
OUTSTANDING, END OF YEAR                                    2,140,677           1,461,500              887,000
                                                            =========           =========             ========


[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    10. COMMITMENTS AND CONTINGENCIES

       [a] The Company leases certain office space and equipment under long-term operating leases. Annual minimum operating lease and rental commitments of the Company for the next five years ending August 31 and thereafter are as follows:

                                                                               $
                                                                           -----

         2000                                                                8.7
         2001                                                                7.9
         2002                                                                7.6
         2003                                                                6.8
         2004                                                                5.5
         2005 and thereafter                                                21.3
                                                                            ----
                                                                            57.8
                                                                            ----

       [b] The Company is committed to constructing a new laboratory which will house a portion of the Company's bioanalytical operations. The costs of this construction are expected to aggregate $56 million, including the construction and related equipment purchases. To August 31, 1999, approximately $11.5 million of these costs have been incurred.

       [c] The Company's Cincinnati facility was inspected by the United States Food and Drug Administration ("FDA") several times between 1995 and 1998. In an inspection in the summer of 1997 (the "1997 Inspection"), the inspectors cited certain deficiencies, in respect of studies carried out in 1995 and early 1996. A formal response to the deficiencies was submitted to the FDA in February 1998. In March 1998, the Company received a grand jury subpoena, requesting documents from the Company, including documents relating to studies conducted during the period covered by the 1997 Inspection. The Company has complied with the subpoena.

       On July 22, 1999, the Company was informed verbally by the FDA authorities that it would not pursue its investigation in this regard.

       In the event that this investigation is pursued, there can be no assurance that the outcome will not have a material adverse impact on the Company.

       [d] The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

       [e] In the normal course of operations, the Company is subject to certain litigation. It is the opinion of management that the resolution of such litigation will not have a material adverse effect on the Company.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    11. INCOME TAXES AND INVESTMENT TAX CREDITS

       [a] Significant components of the provision for income taxes consist of the following:


For the years ended August 31,                                   1999                1998                 1997
                                                                -----                ----                 ----
                                                                    $                   $                    $
                                                                -----                ----                 ----
Current income tax expense before the following:                  5.9                 6.8                  1.7
  Benefit of previously unrecognized losses and
    temporary differences                                          --                (0.7)                (0.3)
                                                                 ----                ----                 ----
Current income tax expense                                        5.9                 6.1                  1.4
Future income tax expense (recovery)                             (0.3)                0.5                  1.4
                                                                 ----                ----                  ---
PROVISION FOR INCOME TAXES                                        5.6                 6.6                  2.8
                                                                 ====                ====                  ===

       [b] The income tax provision reported differs from the amount computed by applying Canadian income tax rates to income before income taxes. The reasons for the difference and the related tax effects are as follows:


For the years ended August 31,                                   1999                1998                 1997
                                                               ------              ------                -----
                                                                    $                   $                    $
                                                               ------              ------                -----

Income before income taxes                                        4.2                15.7                  5.2
Canadian statutory income tax rate                             38.22%              38.22%               38.22%
                                                               ------              ------               ------
Expected income tax expense                                       1.6                 6.0                  2.0
Adjustments:
  Effect of foreign tax rates                                     0.5                (0.2)                  --
  Unrecognized income tax benefit of losses and
    temporary differences                                         2.0                 0.7                  1.5
  Tax credits not taxable in Quebec                              (0.4)               (0.8)                (0.6)
  Tax effect related to non-deductible goodwill
    amortization                                                  1.5                 0.7                   --
  Large corporation tax and other                                 0.4                 0.3                  0.2
  Benefit of previously unrecognized losses and
    temporary differences                                          --                (0.7)                (0.3)
  Foreign exchange gain on intercompany debt                       --                 0.6                   --
                                                                 ----                ----                 ----
  PROVISION FOR INCOME TAXES                                      5.6                 6.6                  2.8
                                                                 ====                ====                 ====

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    11. INCOME TAXES AND INVESTMENT TAX CREDITS [Cont'd]

       [c] The tax effects of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:


For the years ended August 31,                                          1999                 1998
                                                                       -----                -----
                                                                           $                    $
                                                                       -----                -----
Future income tax liabilities:
  Carrying values of capital assets in excess of tax bases              11.3                  7.1
  Investment tax credits                                                 2.9                  3.7
  Other                                                                  0.7                  0.4
                                                                        ----                 ----
Total future income tax liabilities                                     14.9                 11.2
                                                                        ----                 ----
Future income tax assets:
  Net operating losses carried forward                                  44.5                 14.3
  Research & development (Quebec)                                        1.2                  1.5
  Provisions and other                                                   9.2                  4.5
                                                                       -----                -----
Total future income tax assets                                          54.9                 20.3
                                                                       -----                -----

Valuation allowance                                                    (49.8)               (17.2)
                                                                      ------                -----
Net future income tax assets                                             5.1                  3.1
                                                                      ------                -----
Future income tax liabilities in excess of future income
  tax assets                                                             9.8                  8.1
Recognized non-refundable investment tax credits [see note
  [d] below]                                                            (7.6)                (8.5)
                                                                        ----                 ----
Net future income tax liabilities (asset)                                2.2                 (0.4)
                                                                        ====                 ====

The company has unutilized net operating loss carryforwards in respect of foreign operations as follows:


Jurisdiction                                                         EXPIRY DATES        APPROXIMATE AMOUNT
                                                                     ------------        ------------------
                                                                                                          $
                                                                                                      -----
United States -- federal                                             2004 to 2019                      82.2
United Kingdom                                                     No expiry date                       5.9
Germany                                                            No expiry date                      14.0
Switzerland                                                          2003 to 2006                       4.7
                                                                   --------------                     -----

                                                                                                      106.8
                                                                                                      =====

       Approximately $77 million of U.S. federal net operating loss carryforwards and temporary differences, $7.9 million U.K. loss carryforwards and temporary differences, $14 million of German net operating loss carryforwards and temporary differences and $4.0 million of Swiss net operating loss carryforwards and temporary differences resulted from the Company's acquisitions set out in note 3. These tax loss carryforwards and temporary differences were not included in the respective purchase price allocations, as a valuation allowance of approximately $42 million has been

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    11. INCOME TAXES AND INVESTMENT TAX CREDITS [Cont'd]

provided for the entire amount of the related tax benefits. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized loss carryforwards and temporary differences will be realized, they will be applied to reduce unamortized goodwill related to the related acquisition(s). During the year, approximately $0.8 million of these benefits were realized and reduced the unamortized goodwill related to the acquisitions.
       The utilization of the acquired U.S. net operating loss carryforwards are restricted by a statutory limitation of approximately $3 million per annum.

         [D] INVESTMENT TAX CREDITS

Investment tax credits recoverable represent non-refundable federal investment tax credits earned on both current and capital research and development expenditures incurred by the Company and Quebec tax credits earned on labour costs attributed to research and development activities.

As at August 31, 1999, the Company had non-refundable investment tax credits of approximately $39 million available to be carried forward and used to reduce Canadian federal income taxes payable in future years. The Company has recorded approximately $7.6 million of these credits as at August 31, 1999 as a reduction of future income tax liabilities. These federal tax credits will be taxable at applicable income tax rates in the year following the year in which they are claimed. The unrecognized research and development tax credits and those recognized to the extent of existing future income tax liabilities expire as follows:

                                                                          $
                                                                      -----
    2002                                                                1.6
    2005                                                                2.1
    2006                                                                8.3
    2007                                                                7.7
    2008                                                                9.0
    2009                                                               10.3
                                                                      -----
                                                                       39.0
                                                                      -----
Less: unrecognized investment tax credits                             (31.4)
                                                                      -----
Recognized investment tax credits on a cumulative basis                 7.6
                                                                      =====

In addition, the Company has a pool of expenses available, without expiry, to reduce future taxable income for provincial income tax purposes of approximately $12.4 million.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    11. INCOME TAXES AND INVESTMENT TAX CREDITS [Cont'd]

The Company has recorded the following refundable investment tax credits:

For the years ended August 31,                                   1999                1998                 1997
                                                                 ----                ----                 ----
                                                                    $                   $                    $
                                                                 ----                ----                 ----
Refundable Quebec investment tax credits recorded as
 a reduction of related expenses                                  3.9                 3.7                  3.5
                                                                 ====                ====                 ====

    12. SEGMENT INFORMATION

       [a] Industry segmentation:

Phoenix has two reportable segments: Early Stage Development and Late Stage Development. Early Stage Development services include drug discovery, preclinical, phase I clinical and bioanalysis operations, which relate to the evaluation of new compounds for safety and effectiveness. Based on available data, clients generally decide at this stage whether to continue further development of a compound.

       Late Stage Development services, which consist of clinical phase II-IV and related support service operations, are geared towards demonstrating the clinical effectiveness of a compound in treating specific diseases or conditions and obtaining the required regulatory approvals.

       The following table presents the results of the segments over the last three fiscal years:

Years ended August 31,                                           1999                1998                 1997
                                                                -----               -----                -----
                                                                    $                   $                    $
                                                                -----               -----                -----
NET REVENUES
Early Stage Development                                         156.9               106.1                 76.4
Late Stage Development                                          104.3                65.1                  6.1
                                                                -----               -----                -----
Total                                                           261.2               171.2                 82.5
                                                                =====               =====                =====

                                                                 1999                1998                 1997
                                                                -----               -----                -----
                                                                    $                   $                    $
                                                                -----               -----                -----
EBIT
(Earnings (loss) before income taxes)
Early Stage Development                                           2.4                11.4                  6.8
Late Stage Development                                            1.8                 4.3                 (1.6)
                                                                -----               -----                -----
Total                                                             4.2                15.7                  5.2
                                                                =====               =====                =====

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    12. SEGMENT INFORMATION [Cont'd]

Included in earnings (loss) before income taxes in the above table for the year ended August 31, 1999 are the following amounts:

                                                                       EARLY                 LATE
                                                                       STAGE                STAGE
                                                                       -----                -----
                                                                           $                    $
                                                                       -----                -----
Restructuring and severance costs                                        4.4                  3.3
Write-off of capital and other long-term assets                          3.5                  0.3
                                                                       =====                =====

In the year ended August 31, 1998, a write-off of other long-term assets in the amount of $900,000 was recorded against pre-tax earnings in the early stage segment.

       Other segment disclosures:

For the years ended August 31,                                   1999                1998                 1997
                                                                 ----                ----                 ----
                                                                    $                   $                    $
                                                                 ----                ----                 ----
OTHER INCOME
Early Stage Development                                           0.1                 0.1                  0.2
Late Stage Development                                            1.5                 1.3                  0.2
                                                                  1.6                 1.4                  0.4
                                                                 ----                ----                 ----
INTEREST EXPENSE
Early Stage Development                                           2.4                 0.9                  0.6
Late Stage Development                                            2.4                 2.4                  0.1
                                                                  4.8                 3.3                  0.7
                                                                 ----                ----                 ----
AMORTIZATION OF CAPITAL AND OTHER LONG-TERM ASSETS
Early Stage Development                                          10.2                 8.7                  7.5
Late Stage Development                                            4.7                 3.4                  0.3
                                                                 ----                ----                 ----
                                                                 14.9                12.1                  7.8
                                                                 ====                ====                 ====

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    12. SEGMENT INFORMATION [Cont'd]

As at August 31,                                                        1999                 1998
                                                                        ----                 ----
                                                                           $                    $
                                                                        ----                -----
CAPITAL ASSETS FROM
Early Stage Development                                                 90.3                47.6
Late Stage Development                                                   9.1                 9.0
                                                                       -----               -----
                                                                        99.4                56.6
                                                                       =====               =====
OTHER LONG-TERM ASSETS FROM
Early stage operations                                                  42.9                12.9
Late stage operations                                                   92.0                97.2
                                                                       -----               -----
                                                                       134.9               110.1
                                                                       =====               =====

       [b] Geographic segmentation:


As at August 31,                                                        1999                 1998
                                                                        ----                 ----
                                                                           $                    $
                                                                        ----                 ----
ASSETS FROM
Canadian operations                                                     98.3                 82.8
European operations                                                    181.6                107.8
United States operations                                               109.3                 80.9
                                                                       -----                -----
                                                                       389.2                271.5
                                                                       =====                =====

For the years ended August 31,                                   1999                1998                 1997
                                                                 ----                ----                 ----
                                                                    $                   $                    $
                                                                 ----                ----                 ----
NET REVENUES FROM
Canadian operations                                             105.5                86.6                 68.1
European operations                                              82.0                38.7                  1.5
United States operations                                         73.7                45.9                 12.9
                                                                -----               -----                -----
                                                                261.2               171.2                 82.5
                                                                =====               =====                =====
EBIT
(Earnings (loss) before income taxes)
Canadian operations                                               9.0                14.2                  9.5
European operations                                              (5.8)                2.0                   --
United States operations                                          1.0                (0.5)                (4.3)
                                                                -----               -----                -----
                                                                  4.2                15.7                  5.2
                                                                =====               =====                =====

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    13. FINANCIAL INSTRUMENTS

        [A] FAIR VALUES

       SHORT-TERM FINANCIAL ASSETS AND LIABILITIES

The carrying amounts of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of the instruments on normal commercial terms and conditions. Short-term financial assets comprise cash, accounts receivable and marketable securities. Short-term financial liabilities comprise bank indebtedness and accounts payable and accrued liabilities.

         U.S. DOLLAR DENOMINATED TERM ACQUISITION LOANS, OTHER TERM LOAN, STATE OF OHIO LOAN AND MORTGAGES PAYABLE

The carrying amount of these financial liabilities are a reasonable estimate of the fair values of the instruments.

         FOREIGN EXCHANGE FORWARD CONTRACTS

The Company enters into foreign exchange forward contracts that oblige it to sell specific amounts of U.S. dollars at set future dates at predetermined exchange rates. The contracts are matched with future U.S. dollar cash flows resulting from the receipt of accounts receivable and future revenues from export sales to the United States. The Company enters into the foreign exchange forward contracts to partially protect itself from currency exchange risk between the Canadian and US dollars.

The following table sets out the Canadian dollar amounts to be received, the contractual exchange rates and the settlement dates of outstanding contracts:


                                                                        1999                 1998
                                                                        ----                 ----
                                                                           $                    $
                                                                        ----                 ----
Less than one year, at rates averaging $1.4895 (1998:
 $1.3970)                                                               51.4                 52.5
One to two years, at rates averaging $1.4932 (1998: $1.4728)             2.2                 15.4
                                                                        ----                 ----
Total                                                                   53.6                 67.9
                                                                        ====                 ====

The net unrealized loss on hedges of future U.S. dollar sales revenues relates entirely to signed contracts and approximates $0.2 million at August 31, 1999, consisting of unfavorable positions of $0.6 million net of favorable positions of $0.4 million. (1998: $5.2 million).

       The Company is exposed to credit-related losses in the event of non-performance by the counterparty to the foreign exchange forward contracts, but it does not expect the counterparty to fail to meet its obligations. As at August 31, 1999, the sole counterparty was a Canadian financial institution.

         [B] CREDIT RISK

         ACCOUNTS RECEIVABLE

The Company enters into contracts with customers primarily in the United States and Europe. Allowances are maintained for potential credit losses. It is reasonably possible that the actual amount of loss incurred, if any, will differ from management's estimates.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    13. FINANCIAL INSTRUMENTS [Cont'd]

         CONCENTRATION OF CREDIT RISK

No customer accounted for more than 10% of consolidated net revenues for the years ended August 31, 1999, 1998 and 1997. One customer accounted for approximately 11% of consolidated accounts receivable at August 31, 1999. As at August 31, 1998, two customers accounted for approximately 25% of consolidated accounts receivable.

    14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at August 31,                                                        1999                 1998
                                                                        ----                 ----
                                                                           $                    $
                                                                        ----                 ----
Trade                                                                   27.5                 18.0
Wages and benefits                                                      14.0                 12.0
Other accrued liabilities                                               40.7                 22.0
                                                                        ----                 ----
                                                                        82.2                 52.0
                                                                        ====                 ====

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to these consolidated financial statements which would be made in order to conform with U.S. GAAP.

         [A] CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (LOSS)

The consolidated statements of income and comprehensive income (loss) in accordance with U.S. GAAP are presented below. The notes that follow describe the material differences between U.S. GAAP and Canadian GAAP in this regard.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont'd]


For the years ended August 31,                                   1999                1998                 1997
                                                                -----               -----                -----
                                                                    $                   $                    $
                                                                -----               -----                -----

REVENUES [1]                                                    326.1               228.2                125.6
Reimbursed costs [1]                                             62.8                47.1                  9.6
                                                                -----               -----                -----
NET REVENUES                                                    263.3               181.1                116.0
Direct costs -- net of refundable tax credits [1][4]            161.5               106.5                 71.5
                                                                -----               -----                -----
                                                                101.8                74.6                 44.5
                                                                -----               -----                -----
EXPENSES -- NET OF REFUNDABLE TAX CREDITS
Selling, general and administrative [1]                          78.7                54.3                 35.3
Internal research and development                                 3.2                 3.7                  3.3
Interest on long-term debt and capital lease
  obligations [1]                                                 4.9                 3.4                  0.8
Amortization of goodwill [3]                                      1.9                 0.9                  0.4
Nonrefundable tax credits                                        (3.3)               (5.0)                (2.4)
Write-off of capital and other long-term assets [5]               3.8                  --                   --
Restructuring and severance costs                                 7.7                  --                   --
                                                                -----               -----                -----
                                                                  4.9                17.3                  7.1
Interest and other income [1]                                     1.5                 1.4                  1.2
Merger costs [2]                                                 (0.8)               (0.4)                (2.4)
                                                                -----               -----                -----
Income before income taxes [1]                                    5.6                18.3                  5.9
Provision for income taxes [1]                                    5.2                 6.7                  3.9
                                                                -----               -----                -----
NET INCOME FOR THE YEAR                                           0.4                11.6                  2.0
                                                                =====               =====                =====
FOREIGN CURRENCY TRANSLATION ADJUSTMENT                          (1.0)                0.7                   --
                                                                =====               =====                =====
COMPREHENSIVE INCOME (LOSS)                                      (0.6)               12.3                   --
                                                                =====               =====                =====
BASIC EARNINGS PER SHARE [1]                                    $0.02               $0.46                $0.08
                                                                =====               =====                =====
DILUTED EARNINGS PER SHARE [1]                                  $0.02               $0.46                $0.08
                                                                =====               =====                =====

The following reconciliation of the Company's reported net income (loss) under Canadian GAAP to net income under U.S. GAAP summarizes the material adjustments included in the previous table:


For the years ended August 31,                                   1999                1998                 1997
                                                                -----               -----                -----
                                                                    $                   $                    $
                                                                -----               -----                -----

Net income (loss) in accordance with Canadian GAAP               (1.4)                9.1                  2.4
                                                                -----               -----                -----
ADJUSTMENTS
Net income of pooled entity [1]                                   0.3                 0.2                  1.3
Merger costs [2]                                                 (0.8)               (0.4)                (2.4)
Amortization of goodwill [3]                                      1.9                 1.3                  0.2
Tax loss carryforward recognized                                  0.4                  --                   --
Amortization of deferred start-up costs [4]                        --                 0.5                  0.5
Write-off of other long-term assets [4]                            --                 0.9                   --
                                                                -----               -----                -----
NET INCOME IN ACCORDANCE WITH U.S. GAAP                           0.4                11.6                  2.0
                                                                =====               =====                =====

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont'd]

       [1]

       i) Acquisition of ITEM

       The acquisition of ITEM described in note 3 was accounted for using the purchase method under Canadian GAAP. Under U.S. GAAP, this transaction is accounted for using the pooling of interests method, which requires restating the financial statements of periods prior to the pooling transaction date in a manner such that the two companies had always been combined.

       As such, the pooled data presented for the year ended August 31, 1997 includes ITEM's results of operations for the twelve months ended August 31, 1997 in combination with the Company's results of operations for the year ended August 31, 1997.

       Under U.S. GAAP, the Company is required to disclose the following additional information concerning the operating results of the two previous separate companies.

Period September 1, 1996 to August 7, 1997                       ITEM             COMPANY             COMBINED
                                                           ----------          -----------         -----------
                                                                    $                   $                    $
                                                           ----------          -----------         -----------
                                                           (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
                                                           -----------         -----------         -----------
Net revenues                                                     19.9                74.4                 94.3
Net income                                                        1.1                 0.3                  1.4
                                                           ==========          ===========         ===========


       ii) Acquisition of ANAWA

       The acquisition of Anawa described in Note 3 was accounted for using the purchase method under Canadian GAAP. Under U.S. GAAP, this transaction is accounted for using the pooling of interests method, which requires restating the financial statements of periods prior to the pooling transaction date in a manner such that the two companies had always been combined.

       As Anawa's year-end was December 31, and the Company's year-end is August 31, the pooled data for the year ended August 31, 1997 includes Anawa's results of operations for its fiscal year ended December 31, 1997 in combination with the Company's results of operations for the year ended August 31, 1997. The pooled data presented as at August 31, 1998 and for the year then ended includes Anawa's twelve months ended August 31, 1998 data in combination with the Company's August 31, 1998 fiscal year data. Due to the difference between Anawa's fiscal year-end and that of the Company, Anawa's results of operations for the 4 month period ended December 31, 1997 are included in the Company's pooled data for both 1997 and 1998. As a result, retained earnings under U.S. GAAP as at August 31, 1998 has been reduced by $142,000, which represents the net income of Anawa for the 4 month period in question.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont'd]

Under U.S. GAAP, the Company is required to disclose the following additional data concerning the operating results of the two previous separate companies:

Period September 1, 1997 to April 30, 1998                      ANAWA             COMPANY             COMBINED
                                                                -----             -------             --------
                                                                    $                   $                    $
                                                                -----             -------             --------
                                                           (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
                                                           -----------         -----------         -----------
Net revenues                                                      4.9                99.6                104.5
Net income                                                        0.1                 5.4                  5.5
                                                                =====             =======             ========

       iii) Acquisition of Clinserve and McKnight

       The acquisitions of Clinserve and McKnight as described in note 3 were accounted for using the purchase method under Canadian GAAP. Under U.S. GAAP these acquisitions are accounted for using the pooling of interests method. In accordance with the pooling of interests method, the financial statements of prior periods have been restated for the Clinserve acquisition in a manner such that the Company and Clinserve had always been combined.

       The financial statements of prior periods have not been restated to give effect to the McKnight acquisition as the effect of such restatement would have no material impact on the U.S. GAAP consolidated financial statements. This treatment has resulted in a decrease to consolidated U.S. GAAP retained earnings of $500,000 at November 6, 1998, representing the McKnight deficit at that time.

       Under U.S. GAAP, the Company is required to disclose the following additional data covering the operating results of the two previously separate companies:

                                                          CLINSERVE /
Period September 1, 1998 to November 6, 1998                 MCKNIGHT             COMPANY             COMBINED
                                                          -----------          ----------          -----------
                                                                    $                   $                    $
                                                          -----------          ----------          -----------
                                                           (UNAUDITED)         (UNAUDITED)          (UNAUDITED)
                                                          -----------          ----------           ----------
Net revenues                                                      2.1                44.7                 46.8
Net income                                                        0.2                 2.0                  2.2

       [2] Under Canadian GAAP, the costs incurred to effect the acquisitions of Clinserve, McKnight, Anawa and ITEM were included in the determination of the cost of the purchase. Costs incurred to effect pooling transactions are expensed in accordance with U.S. GAAP. These costs include all advisory, legal, accounting and related costs.

       [3] Under Canadian GAAP, the application of the purchase method of accounting to the acquisitions of Clinserve, McKnight, Anawa and ITEM resulted in the revaluation of the acquiree's assets and liabilities to their fair value, including an allocation to goodwill. As these transactions are treated as pooling of interests transactions under U.S. GAAP, there would be no change in the accounting basis of measurement of the underlying assets and liabilities of these acquired entities.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont'd]

       [4] Under Canadian GAAP, certain costs incurred to start up a new facility may be deferred and amortized over future periods. In the year ended August 31, 1995, the Company incurred approximately $2.3 million of such start-up costs, which under U.S. GAAP would have been expensed as incurred (amortization of the amounts under Canadian GAAP commenced on September 1, 1995). The aggregate of the reconciling amounts identified in the table above under the captions "amortization of deferred start-up costs" and "write-off of other long-term assets" represents amounts which would have been expensed in the year ended August 31, 1995 under U.S. GAAP.

       [5] In accordance with FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", certain additional disclosure is required in respect of the write-off of capital and other long-term assets.

In the fourth quarter of 1999, the Company recorded certain write-offs of capital and other long term assets. These write-offs were made in accordance with the Company's policy of evaluating the necessity of a write-down based on future undiscounted cash flows and the computation of such write-down based on discounted cash flows. The principal components of the write-offs are as follows:

     - An impairment charge of $800,000 related to certain goodwill and intellectual property. It was determined that no future cash flows would be generated from these assets. This write-off represented the entire balance of the assets in question.

     - An impairment charge of $900,000 related to financial software used in the Company's Canadian and United States operations. The impairment charge relates to components of the software taken out of use. The remaining components of the software in use aggregate $300,000 and will continue to be amortized using the straight-line method over their remaining life of 4 years.

     - An impairment charge of $700,000 related to scientific equipment used in the Company's United States operations that is generating negative cash flows. These assets were being amortized using the straight-line method over 10 years.

     - As part of the Company's restructuring activities [see note 16], certain capital assets were taken out of use. The carrying value of these assets approximated $900,000.

     - A write-off representing the forfeiture of a long-term deposit in the amount of $500,000.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont'd]

         [B] CONSOLIDATED BALANCE SHEETS

The following table outlines the impact of the application of U.S. GAAP on the following summarized balance sheet accounts:

As at August 31,                                  1999                1999                1998                 1998
                                              --------               -----            --------                -----
                                              CANADIAN                  US            CANADIAN                   US
                                                  GAAP                GAAP                GAAP                 GAAP
                                              --------               -----            --------                -----
                                                     $                   $                   $                    $
                                              --------               -----            --------                -----

Current assets                                   153.1               153.1               104.8                105.9
Non-current assets [1]                           236.1               171.3               166.7                113.4
                                              --------               -----            --------                -----
TOTAL ASSETS                                     389.2               324.4               271.5                219.3
                                              --------               -----            --------                -----
Current liabilities                              161.5               161.5                94.8                 96.4
Non-current liabilities                           74.3                74.3                46.7                 46.7
                                              --------               -----            --------                -----
TOTAL LIABILITIES                                235.8               235.8               141.5                143.1
                                              --------               -----            --------                -----
Capital stock [1][3]                             138.1                68.5               110.6                 55.0
Accumulated comprehensive income                  (0.3)               (0.4)                1.1                  0.6
Additional paid in capital [2]                      --                 1.7                  --                  1.7
Retained earnings [4]                             15.6                18.8                18.3                 18.9
                                              --------               -----            --------                -----
TOTAL SHAREHOLDERS' EQUITY                       153.4                88.6               130.0                 76.2
                                              --------               -----            --------                -----
                                                 389.2               324.4               271.5                219.3
                                              ========               =====            ========                =====


       [1] See note [a][3] above. Furthermore, the absence of such revaluation under U.S. GAAP would also apply to the consideration paid, being the common shares of the Company.

       [2] Under Canadian GAAP, the redemption of certain preferred shares at less than their stated value gives rise to financing income. In fiscal 1993, the Company redeemed $5.6 million of preferred shares for $4.8 million, giving rise to $0.8 million of financing income. In fiscal 1994, the Company redeemed $5.6 million of preferred shares for $4.7 million giving rise to $0.9 million of financing income. Under U.S. GAAP, such transactions are accounted for by increasing additional paid-in capital. As these transactions took place prior to September 1, 1997, there is no impact on the U.S. GAAP consolidated statements of income.

       [3] In fiscal 1999, 1996 and 1995, the Company incurred $1.3 million, $1.2 million and $2.4 million respectively of share issue costs in connection with public offerings. Under Canadian GAAP, the Company has chosen to account for share issue costs as a charge to retained earnings. Under U.S. GAAP, share issue costs are accounted for as a reduction of the related capital stock.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont'd]

       [4] The following reconciliation of the Company's reported retained earnings under Canadian GAAP to retained earnings under U.S. GAAP summarizes the material adjustments which were included in the above table of summarized balance sheet accounts:

As at August 31                                                                   1999       1998
                                                                                  ----       ----
                                                                                     $          $
                                                                                  ----       ----
Retained earnings in accordance with Canadian GAAP                                15.6       18.3
Adjustments:
Pre-merger deficit of Clinserve remaining          see note [a][1] above          (0.4)      (0.7)
Pre-merger deficit of McKnight
  at November 6, 1998                              see note [a][1] above          (0.5)        --
Pre-merger deficit of Anawa at April 30, 1998      see note [a][1] above          (0.5)      (0.5)
Pre-merger retained earnings of ITEM
  at August 7, 1997                                see note [a][1] above           1.1        1.1
Cumulative merger costs                            see note [a][2] above          (3.5)      (2.7)
Cumulative amortization of goodwill                see note [a][3] above           3.4        1.5
Cumulative financing income                        see note [b][2] above          (1.7)      (1.7)
Cumulative share issue costs                       see note [b][3] above           4.9        3.6
Tax loss carryforward recognized                                                   0.4         --
                                                                                  ----       ----
Retained earnings in accordance with U.S. GAAP                                    18.8       18.9
                                                                                  ====       ====

         [C] ACCOUNTING FOR STOCK-BASED COMPENSATION

Under U.S. GAAP, the Company accounts for compensation expense associated with stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In accordance with both Canadian GAAP and U.S. GAAP, the Company has not recognized compensation expense for stock option grants in the statements of income as the market price of the underlying stock on the grant dates did not exceed the exercise price of the options granted.

Pro forma information regarding net income and earnings per share is required by FASB Statement 123, "Accounting for Stock-based Compensation" and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

For the years ended August 31,                                   1999                1998                 1997
                                                                 ----                ----                 ----
Risk-free interest rates                                         6.2%                6.5%                 6.5%
Dividend yields                                                    0%                  0%                   0%
Volatility factors of expected market price of
  Company's shares                                               51.6                41.5                 41.5
Weighted average expected life of the options                 5 years             5 years              5 years
                                                              -------             -------              -------

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont'd]

       The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the options' vesting period. The pro forma impact of FASB Statement 123 on the Company's U.S. GAAP net income and basic earnings per share would be as follows:

For the years ended August 31,                                   1999                1998                 1997
                                                                 ----                ----                 ----
                                                                    $                   $                    $
                                                                 ----                ----                 ----
Net income as reported                                            0.4                11.6                  2.0
Pro forma stock compensation expense                             (1.6)               (0.9)                (0.5)
                                                                 ----                ----                 ----
Pro forma net income (loss)                                      (1.2)               10.7                  1.5
                                                                  ===                ====                 ====

Basic earnings (loss) per share
  As reported                                                    0.02                0.46                 0.08
  Pro forma                                                     (0.05)               0.42                 0.06
                                                                 ====                ====                 ====

         [D] EARNINGS PER SHARE

The following table presents the earnings per share computations in accordance with U.S. GAAP:

For the years ended August 31,                                   1999                1998                 1997
                                                          -----------           ---------          -----------
Numerator for basic and diluted earnings per share
  income available to common stockholders                        $0.4               $11.6                 $2.0
Denominator
Denominator for basic earnings per share weighted
  average shares outstanding                               26,419,494          25,145,350           25,083,688
Effect of dilutive stock options                              348,883             272,993              157,862
                                                           ----------          ----------           ----------
Denominator for diluted earnings per share --
  adjusted weighted average shares                         26,768,377          25,418,343           25,241,550
                                                           ----------          ----------           ----------
Basic earnings per share                                        $0.02               $0.46                $0.08
                                                           ==========          ==========           ==========
Diluted earnings per share                                      $0.02               $0.46                $0.08
                                                           ==========          ==========           ==========

The weighted average shares issued and outstanding for the year ended August 31, 1997 have been restated to reflect the shares issued on the acquisitions of ITEM, Anawa and Clinserve. The weighted average shares issued and outstanding for the years ended August 31, 1998 and 1997 have been restated to reflect the shares issued upon the acquisitions of Anawa and Clinserve. The weighted

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont'd]

average shares issued and outstanding for the years ended August 31, 1999, 1998 and 1997 have been restated to reflect the shares issued upon the acquisition of Clinserve.

         [E] ACCOUNTING FOR INCOME TAXES

The following presents certain information related to accounting for income taxes under U.S. GAAP.

Income tax expense and significant components of the provision for income taxes under U.S. GAAP consist of the following:

For the years ended August 31,                                   1999                1998                 1997
                                                               ------              ------               ------
                                                                    $                   $                    $
                                                               ------              ------               ------
Current income tax expense before the following:                  6.3                 6.9                  2.8
Benefit of previously unrecognized temporary
  differences                                                    (0.4)               (0.7)                (0.3)
                                                               ------              ------               ------
Current income tax expense                                        5.9                 6.2                  2.5
Deferred income tax expense                                      (0.7)                0.5                  1.4
                                                               ------              ------               ------
INCOME TAX EXPENSE                                                5.2                 6.7                  3.9
                                                               ======              ======               ======

The income tax provision reported under U.S. GAAP differs from the amount computed by applying Canadian income tax rates to income before income taxes. The reasons for the differences and the related tax effects are as follows:

For the years ended August 31,                                   1999                1998                 1997
                                                               ------              ------               ------
                                                                    $                   $                    $
                                                               ------              ------               ------
Income before income taxes                                        5.6                18.3                  5.9
Canadian statutory income tax rate                             38.22%              38.22%               38.22%
                                                               ------              ------               ------
Expected income tax expense                                       2.1                 7.0                  2.2
Adjustments
  Effect of foreign tax rates                                     0.5                (0.2)                  --
  Unrecognized income tax benefit of losses and
    temporary differences                                         2.0                 0.2                  1.4
  Benefit of previously unrecognized losses and
    temporary differences                                        (0.4)               (0.7)                (0.3)
  Tax credits not taxable in Quebec                              (0.4)               (0.8)                (0.5)
  Foreign exchange gain on intercompany debt                       --                 0.5                   --
  Tax effect related to non-deductible goodwill
    amortization                                                  0.8                 0.2                   --
  Large corporations tax & other                                  0.6                 0.5                  1.1
                                                               ------              ------               ------
PROVISION FOR INCOME TAXES                                        5.2                 6.7                  3.9
                                                               ======              ======               ======

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    15. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont'd]

         [F] RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997, FASB issued Statement No. 130, "Reporting Comprehensive Income". The Company adopted Statement No. 130 in fiscal 1999 on a retroactive basis. The application of the new rules did not have an impact on the Company's reported financial position or results of operations.

       In June 1997, FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company adopted Statement No. 131 in fiscal 1999 on a retroactive basis. The application of the new rules did not have an impact on the Company's reported financial position or results of operations.

       In June 1998, FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt this standard in the first quarter of fiscal 2001. The Company is currently assessing the impact that this standard will have on its reported financial position and results of operations.

    16. RESTRUCTURING AND SEVERANCE COSTS

Restructuring and severance costs include the following amounts:

         [A] UNITED KINGDOM OPERATIONS

On July 20, 1999, the Company undertook a plan to exit their current location in the United Kingdom. In connection with this, the Company has accrued $3,310,000 representing unfavourable contractual obligations related to the exited location. The relocation is expected to be completed by May 1, 2000.

       Related to this restructuring activity, capital assets (primarily leasehold improvements) aggregating $270,000 were written down to their net recoverable amount of nil. This write-down is included in the consolidated statement of income (loss) as "write-down of capital and other long-term assets".

         [B] PHARMACEUTICAL ANALYSIS LABORATORY

On August 31, 1999, the Company undertook a plan to shut down its Pharmaceutical Analysis Laboratory and related information technology operations in Montreal. All affected employees (17 employees) were notified of their termination on August 31, 1999 and an amount of $667,000 has been accrued in the accounts in respect of their severance. An additional amount of $800,000 was recorded at August 31, 1999, primarily related to losses on contracts in progress related to this laboratory. The activities of this laboratory are expected to be completely terminated by February 1, 2000.

       Related to this restructuring activity, capital assets aggregating $600,000 were written down to their net recoverable amount of nil. This write-off is included in the consolidated statement of income (loss) as "write down of capital and other long-term assets".

         [C] OTHER AMOUNTS

As at August 31, 1999, an amount of $1.8 million was accrued in the accounts in respect of termination payments to two former executives.

       As at August 31, 1999, an amount of $500,000 was accrued in the accounts in respect of losses on certain contracts entered into prior to year end.

[Tabular figures are in millions of Canadian dollars except as otherwise indicated]

    17. RELATED PARTY TRANSACTIONS

During the year ended August 31, 1999, $826,000 [$794,000 in the year ended August 31, 1998 and $315,000 in the year ended August 31, 1997] was paid to an investment advisory firm, of which a member of the Company's Board of Directors is an officer. These fees are included as part of the acquisition costs related to Chrysalis, Clinserve, McKnight, Anawa, IBRD, and ITEM.

    18. SUBSEQUENT EVENT

Subsequent to year end, an additional 912,000 options to purchase common shares were granted. These grants are conditional upon the Company receiving appropriate shareholder approval.

     GLOSSARY OF TERMS

-    BETA VERSION

     In developing software programs, the beta version follows the alpha version, or proof of the program concept, and represents the completely functioning program but without the rigorous tests of functionality required in the final program version.

-    BIOANALYTICAL STUDIES

     Studies that use chemical and physical techniques to quantify trace levels of drugs in biological samples such as blood and urine. These samples are normally derived from preclinical and clinical studies.

-    BIOAVAILABILITY STUDIES

     Studies that determine the rate and extent of absorption and clearance of a drug administered to the body.

-    BIOEQUIVALENCE STUDIES

     These studies compare the rates and extents of different formulations of the same drug when they are administered to the body.

-    BIOTECHNOLOGY

     The utilization of gene manipulation and cell growth techniques in the development of new biological products for the agricultural, forest and pharmaceutical markets.

-    CHROMATOGRAPHY

     A laboratory process, using an instrument known as a chromatograph, designed to separate or isolate a drug from other components in biological samples (such as blood and urine) prior to quantifying it.

-    INTEGRATION SOFTWARE

     A computer program that automatically determines the area under a peak in an assay chromatogram. The peak area is used to compute the drug concentration.

-    CLINICAL STUDIES

     Studies which follow preclinical studies and in which human subjects are used to evaluate the efficacy and safety of a new drug.

-    COMBINATORIAL CHEMISTRY

     In the creation of new drugs, it is the programmed synthesis of large numbers of novel compounds by combining several molecular moieties or sub-units together in different combinations. These new compounds are screened for their pharmaceutical utility by measuring pharmacodynamic properties and receptor binding potentials.

-    CRO

     A Contract Research Organization which provides the pharmaceutical and biotechnology industries with preclinical, clinical and other studies of drugs required by regulatory agencies prior to marketing.

-    CYTOKINES

     These molecules are secreted by cells such as lymphocytes into the blood and elicit defined responses in certain "target" cells such as growth, activation , or inhibition. The most familiar examples are the interleukins (e.g. interferon) and colony stimulating factors.

-    DRUG TARGET

     The cellular structure that a drug interacts with as the preliminary step in carrying out its pharmacological function. About half of the targets of current drugs are cell receptor molecules embedded in the plasma membrane.

-    EARLY STAGE DEVELOPMENT

     Early stage development services consist of Drug Discovery, Genomics, Preclinical, Phase I and Bioanalysis capabilities, which relate to the evaluation of new compounds for safety and effectiveness. Based on available data, clients generally decide at this stage whether to continue further development of a compound.

-    FDA

     The Food and Drug Administration. This United Sates regulatory body oversees the drug development process. Most drugs cannot be marketed for sale in the United States without FDA approval.

-    GENETIC POLYMORPHISM

     Certain proteins exist in a number of slightly different or polymorphic forms (which are rooted in gene differences), but still carry out the same biological function. For example, certain enzymes of the liver p450 complex exist as a small population of these variants which perform the same catalytic function but with different efficiencies.

-    GCPS

     Good Clinical Practices, United States federal regulations that outline in detail the required procedures governing clinical studies. They are designed to ensure the quality and integrity of clinical data and protect the safety of study subjects.

-    GLPS

     Good Laboratory Practices. United States federal regulations that outline in detail the required procedures governing preclinical and laboratory studies. They are designed to ensure the quality and integrity of laboratory data.

-    HPB

     The Health Protection Branch, the Canadian counterpart to the FDA.

-    IMMUNOCHEMISTRY

     The branch of science that deals with antibodies and antigens, the key molecules making up the body's defense system against diseases.

-    HIGH THROUGHPUT SCREENING

     A system that utilizes robotics to screen huge numbers of different compounds against targets which act as surrogates for a disease condition. If any of the screened compounds effect a change in the target, it is termed a "hit" and examined further to evaluate its potential as a drug against the disease.

-    HUMAN GENOME PROJECT

     A global scientific project, based primarily in the United States, to sequence the three billion base pairs that make up the human genome, and to map on the 23 chromosomes the location of the 100,000 genes that code for the human species.

-    IN VITRO

     An in vitro test is one conducted outside a living biological system; the antonym to in vivo, or inside a living biological system.

-    LATE STAGE DEVELOPMENT

     Late stage development services consist of Clinical Phase II-IV and related support service capabilities, geared towards demonstrating the clinical effectiveness of a compound in treating specific diseases or conditions and obtaining the regulatory approvals.

-    LIVER MICROSOMES

     A sub-cellular fraction (the endoplasmic reticulum) of liver cells that contain most of the body's drug metabolizing enzymes. Microsomes are used to investigate drug metabolism in vitro.

-    MASS SPECTROMETER

     An instrument which identifies and/or quantifies a drug based on its mass (or "weight").

-    METABOLISM STUDIES

     Studies which do any one or more of the following: (i) evaluate how a drug is chemically changed by the body (metabolized) tabolized) into other chemicals (metabolites), (ii) determine the identity of these metabolites, and (iii) evaluate the rate and extent of distribution and excretion of the drug and metabolites in the body. Such studies are largely restricted to animals and are often combined with pharmacokinetic studies.

-    NDA

     A New Drug Application. This document is submitted to the FDA and contains all the preclinical and clinical data collected on a drug for approval and eventual marketing. The Canadian counterpart is the NDS submitted to the HPB.

-    NDS

     A New Drug Submission to the HPB. An NDS is the Canadian counterpart to the NDA.

-    NEURAL NETWORKS

     Artificial intelligence at a relatively low level for recognizing and selecting patterns such as peak slopes in drug assay chromatograms.

-    NEW CHEMICAL ENTITY (NCE)

     A novel chemical compound with desirable pharmacological properties which is normally evaluated as a possible therapeutic or other drug against disease.

-    PCR TECHNOLOGY

     Polymerase Chain Reaction technology, a way of "amplifying" single gene copies in cells in order to characterize them; the technique can be used to "fingerprint" an individual's DNA, and to detect mutations or slight gene differences ("genetic polymorphisms") in people. It is used to screen for the presence of genetic or infectious diseases (such as AIDS).

-    PHARMACODYNAMIC STUDIES

     Studies which measure changes in physiological function and/or body chemicals at various times after drug administration.

-    PHARMACOKINETIC STUDIES

     Studies which evaluate the rate and extent of absorption of a drug into, and removal from, the blood-stream, and excretion in the urine. Such studies are conducted on both animals and humans.

-    PHASE I CLINICAL STUDIES

     The first time a new drug is tested in humans. These studies fall into three broad categories: early studies to determine safety and pharmacokinetics; later studies to further evaluate the pharmacokinetics and pharmacodynamics of the drug; and bioequivalence studies to compare two different formulations of the same drug.

-    PHASE II, III AND IV CLINICAL STUDIES

     In Phase II studies the efficacy of a drug is evaluated in a select group of patients who are otherwise healthy except for having the disease the drug has been designed to ameliorate or cure. In Phase III studies, additional efficacy, safety and other information is evaluated in a much larger, general population of patients. In Phase IV, clinical studies are conducted after a drug has been marketed, including post-marketing surveillance studies.

-    PRECLINICAL STUDIES

     Studies that evaluate the efficacy and safety of new drugs in animals prior to and during evaluations in humans.

-    PROTOCOL

     A comprehensive study plan in preclinical or clinical research.

-    RADIOLABELED DRUGS

     Radioactive isotopes of such elements as hydrogen, carbon, and nitrogen are built into drug molecular structures at specific points, then used in animal and human drug studies. Through the use of radioactivity detectors, the radiolabeled drug allows analysts to quantitate drug concentrations in samples and to monitor drug metabolism in biological systems.

-    STANDARD SOLUTIONS

     In chemical analysis, a standard solution contains a precisely known concentration of a compound for use as a reference in determining the amount of this compound in a sample under analysis.

-    SYNTHETIC ANTIBODIES

     Polymers synthesized in the image of antibody recognition sites through the use of smaller monomers that polymerize over the surface of these sites. Used as the basis for rapid, accurate, and rugged immunochemical analyses of trace-level drugs in biological fluids.

-    VIRAL CHALLENGE STUDIES

     Studies conducted under isolated conditions in which patients previously administered a test drug to prevent viral infection are "challenged" or exposed to the pathogen in question.

BOARD OF DIRECTORS

R. IAN LENNOX
Chief Executive Officer
Phoenix International Life Sciences Inc.

CLAUDE E. FORGET
Chairman,
Phoenix International Life Sciences Inc.

JOHN W. HOOPER, PH.D.
Former Chairman and Chief Executive Officer
Phoenix International Life Sciences Inc.

LUCIEN STERU, M.D.
President and Chief Operating Officer,
Phoenix International, Europe

ROBERT RAICH
Senior Partner
Spiegel Sohmer

BERT SPILKER, PH.D. M.D.
Senior Vice President,
Scientific and Regulatory Affairs' Pharmaceutical
Research Manufacturers Association (PhRMA)

DAVID GOLDMAN
Executive Vice President
and Chief Operating Officer,
Noranda Inc.

CORNELIUS P. MCCARTHY III
Managing Director,
Pennsylvania Merchant Group Ltd.
EXECUTIVE OFFICERS

R. IAN LENNOX
Chief Executive Officer

STEPHANE HUGUET, M.D.
President and
Chief Operating Officer

LUCIEN STERU, M.D.
President and
Chief Operating Officer,
Phoenix International, Europe

SUSAN THORNTON, PH.D.
President and
Chief Operating Officer
Phoenix International, US

DAVID MOSZKOWSKI, CA
Senior Vice President,
Chief Financial Officer and Secretary

JUDY ZILBER
Senior Vice President,
Business Development

SUZANNE PEETERS, PH.D.
Senior Vice President,
Analytical Services

GEORGE ENGELBERG, PH.D.
Senior Vice President,
Information Technology

NIGEL BROWN, MBA, D.PHIL.
Vice-President, Discovery,
Analytical and Preclinical

KLAUS BUEHRENS, MD
President,
Phoenix International Services

ANDREAS WICKI, PH.D.
President,
Anawa Holding AG

JAMES CONKLIN, MD
Senior Vice-President and General Manager,
SciSoft Division

INVESTORS' INFORMATION

GENERAL ADMINISTRATION AND HEAD OFFICE
2350 Cohen Street
Saint-Laurent, Montreal, Quebec
Tel.: (514) 333-0033
Fax:  (514) 333-8861
www.pils.com

EUROPEAN HEADQUARTERS
Avenue Louise, 327
1050 Brussels, Belgium
tel:  32 2 375 99 90
fax: 32 374 70 52

AMERICAN HEADQUARTERS
Gwynedd Hall, suite 100
1777 Sentry Parkway W.
Blue Bell, PA, 19422
Tel.: (215) 540-8400
Fax:  (215) 653-7569

BUSINESS DEVELOPMENT
500 Hills Drive, suite 120
Bedminster, New Jersey, 07921
Tel.: (908) 781-9666
Fax:  (908) 781-9667

BANKS (CORPORATE)
Royal Bank of Canada
Banque Nationale de Paris

AUDITORS
Ernst & Young, LLP

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

TRANSFER AGENT AND REGISTRAR

Communications regarding change of address, transfer of common shares, or lost share certificates should be directed to: Montreal Trust Company, at its principal offices in Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver.

STOCK LISTING

The shares of Phoenix are traded on the Montreal Exchange and Toronto Stock Exchange under the stock symbol PHX and on NASDAQ under the stock symbol PHXI. Market information can be found in the stock tables of Canadian and certain American newspapers under the abbreviation Phoenix Int.

SHAREHOLDER INFORMATION

For further information about the company, investors and analysts should contact the Investor Relations Department at:
2350 Cohen Street
Saint-Laurent, Montreal
Quebec H4R 2N6
investors@pils.com

FISCAL 2000 KEY DATES

Interim financial reports to shareholders are scheduled for mailing in January, April and July. Year-end financial results are made public in October.

SHARES HELD IN NOMINEE NAME

Shareholders whose shares are not registered in their name and who wish to receive the company's reports on a timely basis should send their request to the Investor Relations Department.

SHAREHOLDERS' MEETING

The Annual General Meeting of Shareholders will be held on Tuesday, December 14, 1999 at 9:30 a.m. in the Auditorium of the Montreal Exchange, 800 Victoria Square, 4th Floor,
Montreal, Quebec, Canada

Si vous preferez recevoir la version francaise du present rapport, veuillez vous adresser au :
Service des Relations avec les Investisseurs, 2350, rue Cohen,
Saint-Laurent, Montreal (Quebec) H4R 2N6

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